SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

31 May 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of the following documents of our Company for your records:

1. an announcement dated 28 May 2004 regarding the Despatch of Circular and Further Information contained in the Circular as published in the South China Morning Post in Hong Kong on 31 May 2004;

2. a Notice of Special General Meeting dated 31 May 2004 as published in the South China Morning Post in Hong Kong on 31 May 2004;

3. a Circular to shareholders dated 31 May 2004 regarding the Discloseable and Connected Transactions.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 29 June 2004 at 10:00 a.m. for the following purposes:

1. To consider, and if thought fit, pass with or without modification the following resolution as an **ORDINARY RESOLUTION**:

   "THAT

   1. the Relevant Transactions contemplated under the Master Agreement, a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification, be and are hereby approved; and

   2. the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Master Agreement and the Relevant Transactions contemplated under the Master Agreement."

   For the purpose of this resolution, the terms "Master Agreement" and "Relevant Transactions" shall have the same definitions as defined in the circular to shareholders of the Company dated 31 May 2004.

By order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 31 May 2004

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

(1) Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

(3) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(4) The Registers of Members of the Company will be closed from 25 June 2004 to 29 June 2004, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the meeting, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on 24 June 2004.

(5) Shareholders are advised to read the circular to shareholders of the Company dated 31 May 2004 which contains information concerning the resolution to be proposed at the special general meeting.

(6) Kerry Holdings Limited and the following Directors of the Company, Messrs Kuok Khoon Loong, Edward, Ye Longfei, Lee Yong Sun and Lui Man Shing, and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules")) will abstain from voting on the Ordinary Resolution No. 1 set out above.

(7) Any connected person (as defined in the Listing Rules) with a material interest in the Relevant Transactions shall abstain from voting in respect of that Ordinary Resolution No. 1 set out above.

(8) All shareholders and their respective associates (as defined in the Listing Rules) with a material interest in the Relevant Transactions shall abstain from voting in respect of Ordinary Resolution No. 1 set out above.

(9) Ordinary Resolution No. 1 shall be decided by way of a poll.

(10) Pursuant to the Bye-Law 70 of the Bye-Laws of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

   (i) by the Chairman of the meeting; or

   (ii) by at least three shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (iii) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (iv) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the Board of Directors of the Company are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Cheong@ (alternate to Mr. Ho Kian Guan).

\+ *executive director*
@ *non-executive director*
\# *independent non-executive director*
* *for identification purpose only*

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

DESPATCH OF CIRCULAR IN RESPECT OF DISCLOSEABLE AND CONNECTED TRANSACTIONS AND FURTHER INFORMATION CONTAINED IN THE SA CIRCULAR

The circular containing, among other things, further details of the Master Agreement and the Underlying Contracts, property valuation report on the Sites, a letter of recommendation from the independent board committee of the Company, a letter of advice from the independent financial adviser to the independent board committee of the Company and the SA Independent Shareholders, and a notice of the special general meeting of the Company, will be despatched to the SA Shareholders on 31 May 2004.

DESPATCH OF CIRCULAR

Reference is made to the announcement dated 3 May 2004 (the "**Joint Announcement**") issued jointly by Kerry Properties Limited ("**KPL**") and Shangri-La Asia Limited (the "**Company**" or "**SA**"). Unless otherwise defined, terms used herein shall have the same meanings as defined in the Joint Announcement.

The directors of the Company (the "**Directors**") are pleased to announce that the circular in relation to, inter alia, the Master Agreement and the Underlying Contracts and certain transactions contemplated thereunder (the "**SA Circular**") will be despatched to the SA Shareholders on 31 May 2004. The SA Circular contains, among other things, further details of the Master Agreement and the Underlying Contracts, property valuation report on the Sites, a letter of recommendation from the independent board committee of the Company, a letter of advice from the independent financial adviser to the independent board committee of the Company and the SA Independent Shareholders, and a notice of the special general meeting of the Company.

The special general meeting of the Company ("**SGM**") will be held on 29 June 2004, details of which are set out in the notice of the SGM in the SA Circular. The SA Independent Shareholders are advised to read the SA Circular carefully before deciding whether or not to vote in favour of the ordinary resolution to be proposed at the SGM to approve certain transactions contemplated by the Master Agreement and the Underlying Contracts.

FURTHER INFORMATION CONTAINED IN THE SA CIRCULAR

The Directors would like to update investors on further information contained in the SA Circular which were not available at the time of the Joint Announcement.

The Directors would like to state that it is the current intention of the Company and KPL to retain the Project for investment holding purposes, except the residential portion which may be considered for sale depending on the prevailing market conditions, and, if sold, the proceeds will be used to fund the development of the Project.

Based on the initial plan relating to the Project, the following is the breakdown of the SA Group's estimated commitment for the Project:

	US$	*US$*
The SA Group's total financial commitment for the Project (based on 48.5% of the estimated total cost of the Project in the sum of US$600,000,000)	291,000,000	
Estimated project bank loans to be obtained by Company 1 (proportionate to the SA Group's 48.5% interest in the Project) *(Note 1)*	(150,400,000)	
Estimated net proceeds from sale of residential units of the Project (proportionate to the SA Group's 48.5% interest in the Project) *(Note 2)*	(40,700,000)	
Estimated funds required from the SA Group	99,900,000	99,900,000
Less: Amount already contributed through contribution of 99% equity interest in Company 1 (being the current carrying value of Company 1)		(77,100,000)
Balance of estimated direct cash contribution from the SA Group		22,800,000

However, the above breakdown based on the initial plan will be subject to changes during the progress of the Project. To the extent any changes in the plan involve increased cash contribution from the SA Group in excess of US$22,800,000, these will be met from resources available to the SA Group such as internal cash funds and available borrowing facilities.

Notes:

1. The amount of estimated project bank loans is arrived with reference to the SA Group's and KPL's past experience in obtaining project bank loans for their development projects in China which range between 50% to 55% of the development project costs.
2. The amount of estimated net proceeds from sale of residential units of the Project is calculated based on the prevailing market price of similar high end residential properties in Shanghai and the estimated total floor area of the residential units and after deducting the estimated expenses on their sale.

As at the date of this announcement, the Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Cheong@ (alternate to Mr. Ho Kian Guan).

\+ *executive director*
@ *non-executive director*
\# *independent non-executive director*

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 May 2004

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

DISCLOSEABLE AND CONNECTED TRANSACTIONS RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF SITES IN JINGAN DISTRICT, SHANGHAI

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

CAZENOVE

Cazenove Asia Limited

A letter from the Board is set out on pages 9 to 37 of this circular. A letter from the Independent Board Committee is set out on pages 38 to 39 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 40 to 61 of this circular.

A resolution will be proposed at the Special General Meeting of Shangri-La Asia Limited to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 29 June 2004 at 10:00 a.m. to approve the matters referred to in this circular.

The Notice convening the Special General Meeting together with the form of proxy for use at the Special General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrars in Hong Kong, of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying proxy form will not preclude you from attending and voting at the meeting should you so wish.

* *for identification purpose only*

31 May 2004

Page

A Chinese translation of this circular is available from the Company upon request.

如欲索取本通函之中文譯本，請聯絡本公司。

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"An Sheng"	An Sheng International Investment Limited, a company incorporated in Hong Kong with limited liability and majority owned by Party A and the remaining shareholding owned by independent third parties not connected with KPL, SA or any of their subsidiaries or connected persons of KPL or SA
"Associated Corporations"	has the meaning ascribed to it under Part XV of the SFO
"associates"	has the meaning ascribed to it in the Listing Rules
"Authorities"	any government authority of the Shanghai Municipal People's Government (上海市人民政府) whose approval will be required for the approval of all or any of the transactions contemplated in the Master Agreement, including but not limited to the Shanghai Foreign Investment Commission (上海市外國投資工作委員會) and the Land Bureau
"Board"	the board of Directors of the Company
"CECL"	China Enterprise Company Limited (中華企業股份有限公司), a limited company by shares incorporated in the PRC, whose A shares are listed on the Shanghai Stock Exchange. The major shareholder of CECL is Shanghai Housing holding approximately 49.87% of the share capital of CECL as at 31 December 2003
"circular"	this circular, including the appendices hereto
"Company" or "SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Stock Exchange
"Company 1"	Shanghai Ji Xiang Properties Co., Ltd. (上海吉祥房地產有限公司), an equity joint venture incorporated on 28 December 1994 in the PRC, held as to 99% by KSJN and 1% by JPD

"Company 1 Contract"	the equity transfer contract to be entered into between KSJN and KSD in respect of the sale by KSJN and the purchase by KSD of a 50.5% equity interest in Company 1 and assignment of agreed proportionate share of the amounts owed by Company 1 to KSJN
"Company 3"	Shanghai Jin Ci Hou Properties Company Limited (上海金慈厚房地產發展有限公司), a limited liability company incorporated on 15 December 2000 in the PRC, owned as to 55% by SRE and as to 45% by Shanghai Housing
"Company 3 Contract"	means the contract entered into on 13 April 2004 between SRE, Shanghai Housing, KSD, KSJN, Party A and Company 3 whereby the parties agreed to enter into the necessary related contracts (including but not limited to the share transfer agreement, debt settlement agreement and site clearance agreement) for: (i) the sale by SRE and Shanghai Housing and the purchase by KSD, KSJN and Party A of a 100% equity interest in Company 3; (ii) the provision by KSD, KSJN and Party A to Company 3 of funds for the purpose of the repayment by Company 3 of amounts due to SRE and Shanghai Housing respectively; and (iii) the procurement of the clearance and delivery of vacant possession of, and the provision of the related public utilities for, Site 3b by SRE
"Company 4"	Shanghai Ming Cheng Real Estate Development Co., Ltd. (上海名城房地產發展有限公司), an equity joint venture incorporated on 9 November 1995 in the PRC, owned as to 70% by Party A and as to 30% by An Sheng
"Company 4 Contract"	the contract entered into on 13 April 2004 between Party A, An Sheng, KSD, KSJN and Company 4 whereby the parties agreed to enter into the necessary related contracts (including but not limited to the share transfer agreement and debt settlement agreement) for: (i) the sale by Party A and An Sheng and the purchase by KSD and KSJN of a 99% equity interest in Company 4;

	(ii) the provision by KSD and KSJN to Company 4 of funds for the purpose of the repayment by Company 4 of amounts due to Party A and An Sheng respectively; and
	(iii) the site clearance of Site 4, to be jointly undertaken by Party A and Company 4, the cost of which will be borne equally by Party A and Company 4
"Completion"	completion of the Master Agreement
"connected person"	has the meaning ascribed to it in the Listing Rules
"connected transaction"	has the meaning ascribed to it in the Listing Rules
"continuing connected transactions"	has the meaning ascribed to it in the Listing Rules
"Directors"	the directors of the Company
"Executive Option Scheme"	the executive share option scheme adopted by the Shareholders on 16 December 1997
"Group"	the Company and its subsidiaries
"HIBOR"	Hong Kong Interbank Offer Rates
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Hotel Management Agreement"	the hotel management agreement to be entered into between the SLIM Group and the Joint Venture Companies relating to the provision of hotel management and marketing services to the hotel to be built on the Sites of the Project, as more particularly referred to in paragraph 2.1(e)(iv) in the "Letter from the Board" of this circular

"Independent Board Committee"	the independent committee of the Board consisting of all the independent non-executive Directors, being Mr Alexander Reid Hamilton, who presides as the chairman of the committee, Mr Tow Heng Tan and Mr Timothy David Dattels
"Independent Financial Adviser" or "Cazenove"	Cazenove Asia Limited, a licensed corporation to carry out types 1, 4, 6 and 9 regulated activities under the SFO and the financial adviser to the Independent Board Committee and the Independent Shareholders
"Independent Shareholders"	Shareholders who are not required to abstain from voting at the Special General Meeting to approve the Resolution
"Jingan District Government"	the People's Government of Jingan District, Shanghai, PRC (上海市靜安區人民政府)
"Joint Venture Companies"	collectively, Company 1, Company 3 and Company 4 and "Joint Venture Company" shall mean any one of them
"JPD"	Jingan District Property Development and Management Company (上海市靜安區房地產開發經營公司), a state-owned enterprise owned by the Jingan District Government
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, which, as at the Latest Practicable Date, held as disclosed under the SFO, approximately 45.21% and 62.86% of the issued share capital of the Company and KPL respectively
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange
"KPL Board"	the board of directors of KPL
"KPL Directors"	directors of KPL
"KPL Group"	KPL and its subsidiaries

"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL
"KPL Resolution"	the resolution to approve the terms of the Master Agreement and the transactions contemplated under the Master Agreement by the KPL Independent Shareholders at the special general meeting of KPL
"KPL Shareholders"	holders of KPL Shares
"KPL Share(s)"	ordinary share(s) of HK$1.00 each in the capital of KPL
"KPL Valuers"	Chesterton Petty Limited and DTZ Debenham Tie Leung Limited, independent professional property valuers appointed by KPL as joint valuers of the Sites
"KSD"	Kerry Shanghai Development Ltd, incorporated in Samoa, an indirect wholly-owned subsidiary of KPL
"KSJN"	Kerry Shanghai (Jingan Nanli) Ltd, incorporated in Samoa, an indirect wholly-owned subsidiary of the Company
"Land Bureau"	Shanghai Municipal Housing, Land and Resources Administration Bureau (上海市房屋土地資源管理局)
"Latest Practicable Date"	24 May 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"LIBOR"	London Interbank Offer Rates
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Macau"	Macau Special Administrative Region of the PRC
"Master Agreement"	the agreement made between the Company and KPL on 13 April 2004 relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai
"Mingcheng Plaza"	a 6-storey commercial building with a 2-level basement, situated within Site 4

"New Option Scheme"	the new share option scheme adopted by the Shareholders on 24 May 2002
"Party A"	Shanghai Jingan District Land Development Holding Corporation (上海市靜安區土地開發控股總公司), a state-owned enterprise of Jingan District
"PBOC rate"	The People's Bank of China's lending rates for RMB from time to time
"PRC"	the People's Republic of China, which for the purpose of this circular excludes Hong Kong, Macau and Taiwan
"Project"	the acquisition, ownership, construction and development of the Sites
"Project Management Agreement"	the project development, construction management and project consultancy services agreement to be entered into between the KPL Group and the Joint Venture Companies
"Relevant Transactions"	the transactions contemplated under the Master Agreement and the Underlying Contracts but shall exclude (a) the Project Management Agreement and (b) the agreements referred to in paragraph 2.1(e)(i) to (iv) which have yet to be entered into
"Resolution"	the resolution to approve the Relevant Transactions by the Independent Shareholders at the Special General Meeting
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Housing"	Shanghai Housing and Land (Group) Corporation (上海房地(集團)公司), a state-owned company incorporated in the PRC
"Shanghai Kerry Centre"	the composite commercial and residential property situated at 1515 Nanjing Xi Lu, Jingan District, Shanghai which is currently owned as to 24.75% by the Company, 74.25% by KPL and 1% by JPD

"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Singapore Stock Exchange"	Singapore Exchange Securities Trading Limited
"Site 1"	Lot No. 1238, Yanan Zhong Lu, Jingan District, Shanghai, further particulars of which are set out on page 66 of this circular
"Site 2"	Lot No. 1288, Yanan Zhong Lu, Jingan District, Shanghai, further particulars of which are set out on page 67 of this circular
"Site 2 Contract"	the land grant contract dated 6 February 2002 made between KSD, Party A and the Land Bureau in respect of Site 2
"Site 2 Supplemental Contract"	the supplemental contract to be entered into between KSD, KSJN, Party A and the Land Bureau for the amendment of the Site 2 Contract so that KSD will be entitled to 50.5%, KSJN will be entitled to 48.5% and Party A will be entitled to 1% interest in the Site 2 Contract respectively
"Site 3a"	Changde Lu 104-126 Nong and Nos. 50-134, Anyi Lu, Jingan District, Shanghai, further particulars of which are set out on page 68 of this circular
"Site 3b"	Lot No. 1537 (No. 1519-1553) Nanjing Xi Lu, Jingan District, Shanghai, further particulars of which are set out on page 68 of this circular
"Site 4"	Lot No. 1565, Nanjing Xi Lu, Jingan District, Shanghai, further particulars of which are set out on page 69 of this circular
"Sites"	collectively, Site 1, Site 2, Site 3a, Site 3b and Site 4 and "Site" means any one of them

"SLIM Group"	SLIM International Limited, a company incorporated in the Cook Islands with limited liability and which is a wholly-owned subsidiary of the Company, and its subsidiaries
"Special General Meeting"	the special general meeting of the Company to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 29 June 2004 at 10:00 a.m. at which the Resolution set out in this circular will be proposed, the notice of which is set out on pages 79 to 80 of this circular
"sq.m."	square metres
"SRE"	Shanghai Real Estate (Group) Company Limited (上海房地產經營(集團)有限公司), a limited liability company incorporated in the PRC, which is 90% owned by CECL and 10% owned by Shanghai Housing
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong)
"Transactions"	the transactions contemplated by the Master Agreement
"Underlying Contracts"	means the Company 1 Contract, the Site 2 Supplemental Contract, the Company 3 Contract and the Company 4 Contract entered into or to be entered into (as the case may be) by the parties and any other contracts which the parties thereto may enter into to implement the transactions contemplated under those contracts or agreements, the principal terms of which are more particularly described on pages 11 to 14 of this circular
"US$"	United States Dollars, the lawful currency of the United States of America
"Valuer"	CB Richard Ellis Limited, independent professional valuer appointed by the Company to value the Sites
"%"	per cent.

Note: For the purposes of the Company's announcement dated 3 May 2004 and in this circular, unless stated otherwise, the exchange rates of US$1.00 = RMB8.277 and US$1.00 = HK$7.80 have been used.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr TOW Heng Tan†
Mr Timothy David DATTELS†
Mr HO Kian Cheong *(alternate to Mr HO Kian Guan)*

† *Independent Non-Executive Directors*
* *for identification purpose only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

31 May 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF SITES IN JINGAN DISTRICT, SHANGHAI

1. INTRODUCTION

By the Company's announcement dated 3 May 2004, the Company announced that the Company and KPL have entered into the Master Agreement relating to the joint acquisition,

ownership and development of the Sites in Jingan District, Shanghai. Site 1 is currently owned by Company 1, which is a 99% subsidiary of the Company, while the KPL Group currently has a 99% interest in Site 2. The remaining three sites, namely Site 3a, Site 3b and Site 4, are presently owned by independent third parties.

The Master Agreement is a top-level agreement between the Company and KPL which sets out the framework and material terms and conditions for implementing the transactions therein described. Broadly, the transactions contemplated by the Master Agreement can be broken down into three parts, being:

(i) the restructuring of the Group's and the KPL Group's respective interests in Site 1 and Site 2 and the acquisition of the remaining three sites, such that all the Sites will be owned by the Joint Venture Companies respectively in which the Company, KPL and an independent third party will be interested in the proportions of 48.5:50.5:1 respectively;

(ii) the consolidation into Company 1 of the Sites through merger of the Joint Venture Companies and the development of the Sites into a property development consisting of a hotel, offices, retail podiums, residential and serviced apartments and the provision of the project management services by the KPL Group to the Joint Venture Companies and/or the Project; and

(iii) the provision of hotel management and marketing services to the resulting hotel by the SLIM Group and the provision of certain marketing and promotion consultancy services during construction and after completion of the Project by the KPL Group.

In respect of the transactions in paragraph (iii) above, the terms thereof have yet to be agreed and each of the Company and KPL agrees to ensure compliance with its obligations under the Listing Rules when the relevant agreements are entered into. The entering into of the Relevant Transactions constitute non-exempt connected transactions for the Company under the Listing Rules and are therefore subject to the approval of the Independent Shareholders at a duly convened special general meeting. In addition, given the total estimated size of the Project, the transactions contemplated by the Master Agreement also constitutes a discloseable transaction for the Company.

An Independent Board Committee has been formed to advise the Independent Shareholders in relation to the terms of the Relevant Transactions. Cazenove has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders.

The purpose of this circular is (i) to provide you with further information in respect of, the Master Agreement and the transactions contemplated therein; (ii) to set out the opinions and recommendations of the Independent Board Committee and Cazenove in relation to the entering into of the Relevant Transactions; and (iii) to give you notice of the Special General Meeting at which the Resolution will be proposed as an ordinary resolution to seek Independent Shareholders' approval for the Relevant Transactions.

KHL and its associates will abstain from voting in respect of the Resolution at the Special General Meeting. The following Directors of the Company, namely, Mr Kuok Khoon Loong, Edward, Mr Ye Longfei, Mr Lee Yong Sun and Mr Lui Man Shing, who are also directors of KHL, and their associates will also abstain from voting in respect of the Resolution.

2. DETAILS OF THE MASTER AGREEMENT

2.1 Overview

The Master Agreement was entered into between the Company and KPL on 13 April 2004. Pursuant to the Master Agreement:

(a) The Company and KPL shall procure KSJN and KSD respectively to jointly acquire, own and develop the Sites pursuant to transactions and contracts or agreements set out in the table below:

Site	What the Master Agreement and/or Underlying Contracts provide	Subject matters
Site 1	The Master Agreement (i) acknowledges the sale of 1% of Company 1 from JPD to Party A (Note 1), and (ii) provides that KSJN, KSD and Party A shall enter into a further contract within 90 days from the date the Master Agreement becomes unconditional or such longer period as the parties may agree.	1. Sale of 50.5% interest in Company 1 from KSJN to KSD, and assignment to KSD of approximately US$757,000, being the agreed proportionate share of amounts due from Company 1 to KSJN (of which US$685,423 is shareholders' loans and HK$6,224,623 (US$798,029) is amount payable), for US$39,488,308 to be satisfied in cash.
Site 2	The Master Agreement provides for the transactions set out in column (3) herein.	1. The Company will procure KSJN to pay KSD US$12,776,754 to be satisfied by cash and the parties will enter into the Site 2 Supplemental Contract relating to the Site 2 Contract.
		2. The Company and KPL will cause KSJN and KSD to procure Company 1 to apply for the issue of the real estate ownership certificate in respect of Site 2 in Company 1's name, and to accept the same when issued.
	The Master Agreement further provides that KSD, KSJN, Party A and the Land Bureau shall enter into a supplemental contract (the Site 2 Supplemental Contract) within 90 days from the date the Master Agreement becomes unconditional or such longer period as the parties may agree.	1. The inclusion of KSJN to be a party to the Site 2 Contract, so that as between KSJN, KSD and Party A, they shall have interests in the Site 2 Contract in the proportions of 48.5%, 50.5% and 1% respectively.

Site	What the Master Agreement and/or Underlying Contracts provide	Subject matters
Sites 3a and 3b	The Master Agreement provides that KSJN and KSD shall enter into an agreement with SRE, Shanghai Housing and Party A (the Company 3 Contract) in the agreed form. Following the execution of the Master Agreement, the Company 3 Contract, in the form contemplated by the Master Agreement, was executed on 13 April 2004 and shall be effective subject to, *inter alia*, the passing of the KPL Resolution and the Resolution (see also page 18 below). The Company 3 Contract provides for the transactions set out in column (3) herein.	1. Sale by SRE and Shanghai Housing (as vendors) of their entire interests in Company 3 to KSJN, KSD and Party A in the proportions of 48.5%, 50.5% and 1% for a total consideration of RMB20,000,000 (US$2,416,334) (as to RMB9,700,000 (US$1,171,922) payable by KSJN, as to RMB10,100,000 (US$1,220,249) payable by KSD and as to RMB200,000 (US$24,163) payable by Party A) to be satisfied in cash within 7 days of the share transfer agreement to be entered into by SRE, Shanghai Housing, KSJN, KSD and Party A. The amounts of consideration receivable by SRE and Shanghai Housing are RMB11,000,000 (US$1,328,984) and RMB9,000,000 (US$1,087,350) respectively. 2. KSD and KSJN shall procure KPL and the Company to provide several guarantees to SRE and Shanghai Housing for KSD's and KSJN's respective payment obligations in proportion to their equity interest in Company 3 for (i) the total consideration of RMB20,000,000 (US$2,416,334) under the share transfer agreement; (ii) the provision of RMB394,597,736 (US$47,674,004) to Company 3 for repayment of amounts due to SRE and Shanghai Housing respectively; and (iii) the consideration of RMB174,184,358 (US$21,044,383) payable by Company 3 to SRE for the site clearance under the related contracts contemplated under the Company 3 Contract (including the share transfer agreement, debt settlement agreement and site clearance agreement) in such form and substance as KSD, KSJN, SRE and Shanghai Housing shall mutually agree. 3. The provision by KSD, KSJN and Party A, following the acquisition, of funds to Company 3 upon the same terms and conditions in an amount equivalent to RMB199,271,857 (US$24,075,372), RMB191,379,902 (US$23,121,892) and RMB3,945,977 (US$476,740) respectively by way of shareholders' loans and/or equity contribution for the purpose of repayment of the amounts of RMB223,318,925 (US$26,980,660) and RMB171,278,811 (US$20,693,344) due to SRE and Shanghai Housing respectively.

Site	What the Master Agreement and/or Underlying Contracts provide	Subject matters
		4. KSD, KSJN, Party A and Company 3 will use all reasonable endeavours to procure Company 3 to enter into an agreement with SRE whereby SRE shall be responsible for the clearance and delivery of vacant possession and the provision of the related public utilities for Site 3b for a consideration of RMB174,184,358 (US$21,044,383), which includes a sum of RMB155,000,000 (US$18,726,592) being the estimated site clearance cost. In the event that the site clearance cost exceeds RMB155,000,000 (US$18,726,592), Company 3 shall be responsible for 25% of the increased site clearance costs provided that Company 3's liability for such increased clearance costs shall not exceed RMB5,000,000 (US$604,084). SRE and the third party site clearance company commissioned by SRE shall be responsible for the 25% and 50% respectively of the increased site clearance costs.
Site 4	The Master Agreement provides that KSJN and KSD shall enter into an agreement with An Sheng, Party A and Company 4 (the Company 4 Contract) in the agreed form. Following the execution of the Master Agreement, the Company 4 Contract, in the form contemplated by the Master Agreement, was executed on 13 April 2004 and shall be effective subject to, *inter alia*, the passing of the KPL Resolution and the Resolution (see also page 18 below). The Company 4 Contract provides for the transactions set out in column (3) herein.	1. Sale by An Sheng and Party A (as vendors) of their interests in Company 4 to KSJN and KSD in the proportions of 48.5% and 50.5% for a total consideration of US$4,950,000 or equivalent of RMB40,971,150 (as to US$2,425,000 payable by KSJN and as to US$2,525,000 payable by KSD) to be satisfied in cash, 60% of which will be paid after the signing of the share transfer agreement to be entered into between An Sheng, Party A, KSJN and KSD and the remaining 40% will be paid after obtaining the relevant government approvals for the share transfer. The amounts of consideration receivable by Party A and An Sheng shall be US$3,450,000 and US$1,500,000 respectively.

Site	What the Master Agreement and/or Underlying Contracts provide	Subject matters
		2. The provision by KSD and KSJN, following the acquisition, of funds to Company 4 upon the same terms and conditions, in an amount equivalent to RMB49,800,575 (US$6,016,742) and RMB47,828,275 (US$5,778,455) respectively by way of shareholders' loans and/or equity contribution for the purposes of repayment of the amounts of RMB97,628,850 (US$11,795,197) representing in aggregate 99% of the total shareholders' loans due to An Sheng and Party A. Following repayment of the loans referred to herein, the parties will hold the shareholders' loans of Company 4 in the same proportions as their proposed shareholdings in Company 4.
		3. The site clearance of Site 4 is to be undertaken jointly by Party A and Company 4, the cost of which will be borne equally by Party A and Company 4.

Note 1: Pursuant to an equity transfer contract between JPD and Party A, JPD will transfer its 1% equity interest in Company 1 to Party A subject to the approval of share transfer by the Authorities and the approval from Shanghai Foreign Investment Commission was granted on 14 May 2004.

(b) The Company, KPL together with Party A shall for the purposes of funding the costs and expenses of the Project be required to make on the same terms equity contribution to, and/or provide shareholders' loans to, and/or provide collateral or security for the benefit of, the Joint Venture Companies or otherwise in connection with the Project in proportion to their then respective equity interests in the Joint Venture Companies and/or the Project from time to time.

Further contribution from the Company, KPL and Party A for the benefit of the Joint Venture Companies or in connection with the Project shall be made in such forms (including equity injection, shareholders' loans and the provisions of guarantees and/or collateral) as the parties shall agree.

In the event that such contribution is made in the form of shareholders' loans, interest will be charged on the shareholders' loans to be provided by KSD, KSJN and Party A to the Joint Venture Companies at the prevailing rate(s) as the parties shall agree but in any event not exceeding HIBOR, LIBOR or the PBOC rate (as the case may be) plus 2% per annum; the shareholders' loans will not be revolving loans and will not be secured and will be repaid by the Joint Venture Companies depending on their cash flow position and subject to agreement with banks or financial institutions which have extended loans or facilities to the relevant Joint Venture Companies.

In the event that collateral/security is provided by the parties for the benefit of the Joint Venture Companies and/or the Project, such collateral/security will be in any one or more of the following forms:

(1) pledge over the respective interest of the Company's and KPL's interest in the Joint Venture Companies and/or the Project;

(2) assignment of KSJN's and KSD's shareholders' loans to the Joint Venture Companies; and/or

(3) several corporate guarantees by the Group and the KPL Group.

It is agreed that the entire cost of the Project (including the cost of the acquisition of the Sites and related costs), based on the current US$:RMB exchange rate, are estimated to be not more than US$600,000,000. No party shall be required to commit further funding if the cost of the Project exceeds US$700,000,000.

On the basis of a maximum total commitment of US$700,000,000 and the current proportions of equity interest in the Joint Venture Companies, the maximum commitment by each of KPL, the Company and Party A in respect of the Project (including the commitments which they have already made for the purpose of acquiring the Sites, as set out above) shall be approximately US$353,500,000, US$339,500,000 and US$7,000,000 respectively. In the event that KPL and the Company shall have acquired the 1% from Party A pursuant to paragraph (c) below, the maximum commitment by each of KPL and the Company in respect of the Project aforesaid shall be approximately US$357,000,000 and US$343,000,000 respectively.

As set out in paragraph 7 "Financial Effects of the Transactions on the Group", the Group has already contributed approximately US$77.1 million in Company 1 before entering into the Master Agreement and the Underlying Contracts. The additional immediate net cash payment upon completion of the Master Agreement and the Underlying Contracts as provided in the circular is approximately US$16 million. Therefore, the amount of funds immediately committed to the Project after completion of the Master Agreement and the Underlying Contracts by the Company is approximately US$93 million while the amount committed by KPL will be approximately HK$725 million (US$93 million).

(c) KPL and the Company shall use all reasonable endeavours to procure Party A to sell its 1% interest in the Project, including the Joint Venture Companies, Site 2 and the Underlying Contracts (if applicable) to KSD and KSJN and shall procure KSD and KSJN to purchase Party A's 1% interest

on an equal basis upon such terms and conditions as the Company, KPL and Party A shall agree and to take such actions in compliance with the Listing Rules so that KSD and KSJN shall be interested in the Project, the Joint Venture Companies, the Sites and/or the Underlying Contracts (if applicable) in the ratio of 51:49.

There is currently no agreement with Party A on the sale of the 1% interest although the parties have had preliminary discussions with Party A. There is no assurance that the Company and KPL will be able to procure Party A to sell its 1% interest or that the terms upon which Party A is willing to sell would be acceptable to the Company and KPL. The timing of the sale, if any, cannot be determined at this stage.

(d) In connection with the development of the Project, members of the KPL Group and the Joint Venture Companies will enter into the Project Management Agreement. As the Group only has 48.5% interest in the Joint Venture Companies and/or the Project, the Project Management Agreement will not constitute connected transaction of the Company under the Listing Rules.

Under the Project Management Agreement, the KPL Group will act as overall project manager of the Project and will provide to the Joint Venture Companies and/or the Project for the construction of the Project the project management services for the Project and related project development, construction management and project consultancy services and will be responsible for the co-ordination and management of workers on site, giving advice and recommendations on the overall design and layout of the Project, controlling the costs and quality of materials and works performed by architects, engineers and contractors and monitoring the development progress of the Project during the period of construction of the Project at a fee of 1.5% of the total construction costs for the Project. The fee is to be satisfied in cash and payable over the course of the Project based on the relevant stages of completion of construction of the Project. Based on the maximum estimated construction costs of approximately US$500,000,000 and the current RMB:US$ exchange rates, the total fee is expected to be not more than US$7,500,000.

(e) Pursuant to the Master Agreement, the SLIM Group and the KPL Group will enter into the following agreements in relation to the Project as set out below, subject to compliance with their respective obligations under the Listing Rules:

Nature of the agreement	Details
(i) Marketing and promotion consultancy, tenancy management, sales and leasing agency services agreement	The KPL Group will provide to the Joint Venture Companies and/or the Project certain marketing and promotion consultancy services during construction and after completion of the Project. Such

		services will include marketing and promotion consultancy services on sales and leases, tenancy management services on leases, sales agency for referral of buyers and lease agency for referral of tenants.
(ii)	Technical consultancy services agreement	The SLIM Group will provide to the Joint Venture Companies and/or the Project technical consultancy services for the development of the hotel to be built on the Sites of the Project.
(iii)	Marketing consultancy services agreement	The SLIM Group will provide to the Joint Venture Companies and/or the Project marketing consultancy services during the development stage of the hotel to be built on the Sites of the Project.
(iv)	Hotel management and marketing services agreement	The SLIM Group will provide to the Joint Venture Companies and/or the Project hotel management and marketing services to the hotel to be built on the Sites of the Project after the hotel has commenced business.

As the Group has only 48.5% interest in the Joint Venture Companies and/or the Project, the KPL Group's entering into of the agreement in item (i) above will not constitute connected transactions and/or continuing connected transactions of the Company under the Listing Rules. The SLIM Group's entering into of the above agreements in items (ii) to (iv) shall constitute connected transactions and/or continuing connected transactions of the Company under the Listing Rules. When the relevant agreements in relation to those transactions in items (ii) to (iv) above are entered into, the Company will ensure that it complies with its obligations under the Listing Rules.

2.2 Conditions to Completion

(a) Completion of the Master Agreement is conditional upon:

(i) the passing of the Resolution; and

(ii) the passing of the KPL Resolution.

(b) Each of the Underlying Contracts is or will be conditional upon:

(i) the passing of the Resolution;

(ii) the passing of the KPL Resolution; and

(iii) all necessary approvals, consents, authorisation and licences, whether regulatory or governmental or otherwise required under the relevant Underlying Contracts having been obtained.

If the KPL Resolution or the Resolution is not passed on or before 30 June 2004 or such later date as KPL and the Company may agree, any party may terminate the Master Agreement by notice in writing to the other.

Upon the Master Agreement becoming unconditional, the Company shall procure KSJN and KPL shall procure KSD to agree, sign and execute the relevant contracts and agreements contemplated under the Master Agreement and the Underlying Contracts (if not already signed) to implement the transactions contemplated thereunder within 90 days therefrom or such longer period as the parties may agree.

The Company and KPL will ensure that the implementation of the contracts and documents conform with the terms and conditions agreed in the Master Agreement.

If not all the Underlying Contracts have been executed upon the expiry of 90 days from the date of the Master Agreement becoming unconditional or such other date as the parties may agree for whatever reasons, or if, following the execution of the Underlying Contracts, completion does not take place in relation to all the Underlying Contracts for whatever reasons, without releasing each party from its obligation to the other party for antecedent breaches (if any) under the Master Agreement, both KPL and the Company agree that (i) they shall be discharged from their respective obligations in relation to Company 1 and the Site 2 Supplemental Contract, and (ii) they shall take such actions as they are reasonably able to procure the vendors of Company 3 and Company 4 to discharge the parties from their respective obligations in relation to Site 3a, Site 3b and Site 4. To the extent that the parties have entered into any further agreement or documentation and/or made any applications to any regulatory or governmental authority to implement the transactions contemplated by the Master Agreement, the parties shall do all that is reasonably necessary and within their power and/or control to put each party back in the same position (or as near to as possible) as if such party has not entered into the Master Agreement.

The Company 3 Contract and the Company 4 Contract have already been executed on 13 April 2004 and shall be effective upon, *inter alia*, the passing of the Resolution and the KPL Resolution. Each of the Underlying Contracts is not inter-conditional with the other but, as set out above, if any of the Underlying Contracts cannot be completed, the parties will do all that is reasonably necessary and within their power and/or control to put each party back in the same position (or as near to as possible) as if such party has not entered into the Master Agreement. Although no formal agreement has been signed with the Land Bureau in respect of Site 2, the parties do not expect any difficulties with the signing of the Site 2 Supplemental Contract with the Land Bureau.

2.3 Possible merger of the Sites

It was further provided in the Master Agreement that subject to completion of the transactions contemplated under the Master Agreement and the Underlying Contracts, the Joint Venture Companies would be merged by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1. For so long as Party A is holding any interest in any of the Joint Venture Companies, the Sites and/or the Project, the Company and KPL shall procure KSJN and KSD to agree with Party A the terms of such merger and to take all such necessary actions as shall be required to effect such merger and such actions as are required under the Listing Rules. To the extent that the consolidation or merger results in a material change to the intention of the parties as set out in the Master Agreement, the Company shall comply with its Listing Rules obligations.

2.4 Expected time frame of the Project

Construction of the Sites is expected to commence in early 2005 and to be completed in phases up to mid-2009. It is expected that the hotel will commence business in 2008. The Sites will be developed into a mixed use development consisting of a hotel, offices, retail podiums, residential and serviced apartments.

It is the current intention of the Company and KPL to retain the Project for investment holding purposes, except the residential portion which may be considered for sale depending on the prevailing market conditions, and, if sold, the proceeds will be used to fund the development of the Project.

3. CORPORATE STRUCTURE AND OWNERSHIP CHART OF THE SITES

The charts below set out the relationships between the parties concerned and the ownership of the Sites before and after the implementation of the Master Agreement.

3.1 Site 1

Before


The Company
Jingan District Government
100%
KSJN
JPD
Party A
99%
1%
Equity Transter Contract (Note 1)
Company 1
Site 1

After


KPL
The Company
100%
100%
KSD
KSJN
Party A
50.5%
48.5%
1%
Company 1
Site 1

Note 1: Pursuant to an equity transfer contract between JPD and Party A, JPD will transfer its 1% equity interest in Company 1 to Party A subject to the approval of share transfer by the Authorities and the approval from Shanghai Foreign Investment Commission was granted on 14 May 2004.

3.2 Site 2

Before


KPL
100%
KSD
Party A
99%
1%
Site 2

After


KPL
The Company
100%
100%
KSD
KSJN
Party A
50.5%
48.5%
1%
Site 2

3.3 Site 3a and Site 3b

Before


SRE
Shanghai Housing
55%
45%
Company 3
Site 3a and Site 3b

After


KPL
The Company
100%
100%
KSD
KSJN
Party A
50.5%
48.5%
1%
Company 3
Site 3a and Site 3b

3.4 Site 4

Before


An Sheng
Party A
30%
70%
Company 4
Site 4

After


KPL
The Company
100%
100%
KSD
KSJN
Party A
50.5%
48.5%
1%
Company 4
Site 4

4. INFORMATION ON THE JOINT VENTURE COMPANIES AND THE SITES

4.1 Information on Company 1 and Site 1

The principal activities of Company 1 are property development and operations.

Company 1 is currently directly owned as to 99% by KSJN and is a subsidiary of the Company. Pursuant to an equity transfer contract dated 1 March 2004 between Party A and JPD, JPD will transfer its 1% equity interest in Company 1 to Party A subject to the approval of such transfer by the Authorities and the approval from Shanghai Foreign Investment Commission was granted on 14 May 2004. JPD is a joint venture partner holding 1% equity interest in Shanghai Kerry Centre, currently owned as to 24.75% by the Company and as to 74.25% by KPL.

The principal asset of Company 1 is its interest in Site 1. Site 1 is situated at Lot No. 1238 Yanan Zhong Lu, Jingan District, Shanghai. The site faces Anyi Lu to the north, adjacent to Site 2 in the west, faces Yanan Zhong Lu to the south and Tongren Lu to the east. The site area is approximately 15,157 sq.m. The site is currently vacant pending development of the Project. The legal and beneficial title to Site 1 is vested in Company 1 as evidenced by the real estate ownership certificate Hufangdishizi (1996) No. 100076 issued in favour of Company 1.

Since its incorporation on 28 December 1994, Company 1 has not carried on any other business save for the holding of Site 1, which has been held by Company 1 since 1994. The carrying value of Site 1 in the audited financial statements of the Group for the year ended 31 December 2003 was approximately US$78,200,000. Upon completion of the Company 1 Contract, KSJN's interest in Company 1 will be reduced to 48.5% and Company 1 shall cease to be a subsidiary of the Company and will be accounted for as an associated company of the Company. As KPL's interest in Company 1 will be 50.5%, Company 1 will become a subsidiary of KPL.

Based on the audited financial statements of Company 1 as at 31 December 2003, Company 1 had total assets of approximately RMB664,969,000 (US$80,339,374) (including the book value of Site 1 of approximately RMB664,817,000 (US$80,321,010)) and net assets of approximately RMB647,011,000 (US$78,169,747) with amounts due to KSJN in the total amount of US$1,483,452 (including loans of US$685,423 and amount payable of HK$6,224,623 (US$798,029)) and shareholders' loan due to JPD in the amount of US$5,509. Company 1 has not recorded any turnover or profit/loss since its incorporation. The original purchase cost of the 99% equity interest (including amounts due to KSJN) in Company 1 paid by the Company/KSJN was approximately US$77,597,000. The Group acquired the first 25% equity interest in KSJN in December 1993 and the remaining 75% equity interest (including shareholders' loans) in KSJN in July 1996. This was satisfied partly in cash of approximately US$62,010,000 and the balance by issue of shares of the Company at a consideration of approximately HK$121,575,000 (US$15,586,538). The Group also granted shareholders' loans to KSJN

to meet the funding requirements of Company 1 since March 1994. The current carrying cost of 99% equity interest in Company 1 (including amounts due to KSJN) after writing off the acquisition premium and exchange differences in prior years was approximately US$77,128,000.

As set out in Appendix I to this circular, the Valuer has valued Site 1 at US$78,000,000 as at 8 April 2004 resulting in a valuation being lower than the book value of Site 1 in Company 1's audited financial statements as at 31 December 2003 by approximately US$2,321,000. Independent of the Valuer's valuation, the KPL Valuers have valued Site 1 at US$77,800,000 as at 31 March 2004.

The consideration for the disposal of KSJN's 50.5% equity interest and assignment of proportionate share of amounts due from Company 1 to KSJN is US$39,488,308.

There will be no material gain/loss being recorded by the Group on the disposal of its 50.5% equity interest and assignment to KSD of the agreed proportionate share of the amounts due from Company 1 to KSJN. The Company plans to use the proceeds for future injection into the Project.

All the four directors currently on the board of Company 1 are nominated by KSJN. After the acquisition referred to above, KSJN and KSD shall have the right to nominate such number of directors to the board of Company 1 to reflect the ratio of KSJN's and KSD's shareholding control of Company 1. Party A shall have no board representation.

4.2 Information on Site 2

Pursuant to the Site 2 Contract entered into on 6 February 2002 between Party A, KSD and the Land Bureau, the Land Bureau had agreed to grant the land use rights in respect of Site 2 to KSD and Party A or to a PRC company to be incorporated by them for a consideration of RMB12,666,025 (US$1,530,268). The cost for clearance of, and the provision of public utilities to, Site 2 already incurred and paid for is RMB168,321,471 (US$20,336,048). After KSJN has obtained 48.5% interest under the Site 2 Contract, KSJN and KSD shall procure Company 1 to apply to have the real estate ownership certificate of Site 2 to be issued unto Company 1. Under the Site 2 Contract, KSD and Party A are entitled to 99% and 1% respectively of the land use right in respect of Site 2.

Site 2 is situated at Lot No. 1288 Yanan Zhong Lu, Jingan District, Shanghai. It faces Anyi Lu to the north, adjacent to Site 1 in the east, faces Yanan Zhong Lu to the south and Changde Lu to the west. The site area is approximately 13,693 sq.m. The site is currently vacant pending development of the Project. The land premium in the sum of RMB12,666,025 (US$1,530,268) for Site 2 has been fully paid, of which RMB1,900,000 (US$229,552) was paid in February 2002 and RMB10,766,025 (US$1,300,716) was paid in April 2002. 99% of the total amount of land premium was paid by KSD and the remaining 1% by Party A.

The original purchase cost of Site 2 paid by KSD was RMB179,177,621 (US$21,647,653).

As set out in Appendix I to this circular, the Valuer has valued Site 2 at US$26,200,000 as at 8 April 2004. Independent of the Valuer's valuation, the KPL Valuers have valued Site 2 at US$26,000,000 as at 31 March 2004.

48.5% of Site 2 based on the Valuer's valuation is US$12,707,000. The consideration for the acquisition is US$12,776,754.

KPL will record a profit of approximately HK$16,800,000 (US$2,153,846) upon disposal of its 48.5% interest and plans to use the proceeds for future injection into the Project.

4.3 Information on Company 3, Site 3a and Site 3b

The principal activity of Company 3 is property development. The principal assets of Company 3 are Site 3a and Site 3b. Site 3a has a site area of 9,053 sq.m. and Site 3b has a site area of 6,102 sq.m.

Site 3a is situated at Changde Lu 104-126 Nong and Nos. 50-134 Anyi Lu, Jingan District, Shanghai. It faces Changde Lu to the west and Anyi Lu to the south, the east side is adjacent to Shanghai Kerry Centre and the north boundary is adjacent to Site 3b.

Site 3b is situated at Lot No. 1537 (No. 1519-1553) Nanjing Xi Lu, Jingan District, Shanghai. It faces Nanjing Xi Lu to the north, Shanghai Kerry Centre to the east, Site 3a to the south and Site 4 to the west. It is currently occupied by 2-3 storey houses with retail shops fronting Nanjing Xi Lu.

Pursuant to a land grant contract dated 14 May 2003, between Company 3 and the Land Bureau, Company 3 acquired the land use right in respect of Site 3a and Site 3b. The land premium has been fully paid.

Based on the audited financial statements of Company 3 at 31 December 2003, Company 3 had total assets of approximately RMB538,065,000 (US$65,007,249) (including the book value of both Site 3a and Site 3b of approximately RMB537,990,000 (US$64,998,188)) and net assets of approximately RMB20,000,000 (US$2,416,334). Since incorporation, Company 3 has not carried on any business save for the property investment in Site 3a and Site 3b and has not recorded any turnover or profit/loss since then.

As set out in Appendix I to this circular, the Valuer has valued Site 3a and Site 3b together at US$70,700,000 as at 8 April 2004 resulting in the valuation being higher than the book value of Site 3a and Site 3b in Company 3's audited financial statements as at 31 December 2003 by approximately US$5,702,000. Independent of the Valuer's valuation, the KPL Valuers have valued Site 3a and Site 3b together at US$70,800,000 as at 31 March 2004.

The consideration for the acquisition in the amount of RMB285,559,316 (US$34,500,340) comprises RMB9,700,000 (US$1,171,922) for acquisition of equity interest, RMB191,379,902 (US$23,121,892) contribution towards shareholders' loans and RMB84,479,414 (US$10,206,526) being its share of the consideration for the clearance and delivery of vacant possession and the provision of the related public utilities for Site 3b.

The five directors currently on the board of Company 3 are all nominated by SRE and Shanghai Housing. After acquisition by KSJN and KSD of 48.5% and 50.5% equity interest in Company 3, each of KSJN and KSD shall have the right to nominate such number of directors to the board of Company 3 to reflect the ratio of KSJN's and KSD's shareholding control of Company 3. Party A shall have no board representation.

Company 3 is currently owned as to 45% by Shanghai Housing and as to 55% by SRE. SRE, a limited liability company incorporated in the PRC, is 90% owned by CECL and 10% owned by Shanghai Housing.

4.4 Information on Company 4 and Site 4

The principal activity of Company 4 is property development. The principal assets of Company 4 are Site 4 and the Mingcheng Plaza built thereon.

Site 4 has a site area of 1,991 sq.m. Site 4 is situated at Lot No. 1565 Nanjing Xi Lu, Jingan District, Shanghai. It faces Nanjing Xi Lu to the north, Site 3b to the east, Site 3a to the south and Changde Lu to the west. The Mingcheng Plaza, a 6-storey commercial building with a 2-level basement, is situated within Site 4 with a buildable gross floor area of approximately 8,464 sq.m. The Mingcheng Plaza is being leased out as offices and is currently subject to a mortgage in favour of CITIC Bank, Shanghai Branch, which shall be repaid and discharged by Party A (as the borrower) from the proceeds of sale and the repayment of the shareholders' loans from Company 4 to Party A after completion of the acquisition of the equity interests by KSJN and KSD in Company 4.

Based on the audited financial statements of Company 4 at 31 December 2003, Company 4 had total assets of approximately RMB140,584,000 (US$16,984,898) (including the book value of Site 4 and the Mingcheng Plaza of approximately RMB101,724,000 (US$12,289,960)) and net assets of approximately RMB32,712,000 (US$3,952,157). For the year ended 31 December 2003, Company 4 recorded a turnover of approximately RMB9,318,000 (US$1,125,770) and losses both before tax and after tax of approximately RMB8,417,000 (US$1,016,914). For the year ended 31 December 2002, Company 4 recorded a turnover of approximately RMB4,183,000 (US$505,376) and losses both before tax and after tax of approximately RMB932,000 (US$112,601).

As set out in Appendix I to this circular, the Valuer has valued Site 4 (including the Mingcheng Plaza) at US$16,800,000 as at 8 April 2004 resulting in the valuation being higher than the book value of Site 4 and the Mingcheng Plaza in Company 4's audited financial statements as at 31 December 2003 by approximately US$4,510,000. Independent of the Valuer's valuation, the KPL Valuers have valued Site 4 at US$16,500,000 as at 31 March 2004.

The consideration for the acquisition in the amount of RMB67,900,000 (US$8,203,455) comprises RMB20,071,725 (US$2,425,000) for acquisition of equity interest and RMB47,828,275 (US$5,778,455) being its contribution towards shareholders' loans.

The five directors currently on the board of Company 4 are all nominated by An Sheng and Party A. After acquisition by KSJN and KSD of 48.5% and 50.5% equity interest in Company 4, each of KSJN and KSD shall have the right to nominate such number of directors to the board of Company 4 to reflect the ratio of KSJN's and KSD's shareholding control of Company 4. Party A shall have no board representation.

4.5 Information relating to the use of the Sites

The aggregate site area of the Sites is approximately 46,000 sq.m.

It is the parties' intention to develop the Sites into a mixed use development consisting of an office tower, a hotel and serviced apartment tower, two residential towers, a 3-storey retail podium and a 3-level basement, with the approximate gross floor area set out below:

Type of use	Approximate gross floor area
Office	76,000 sq.m.
Hotel	75,200 sq.m. (640 rooms)
Serviced apartments	18,100 sq.m.
Residential	29,800 sq.m.
Retail	40,900 sq.m.
Basement	92,300 sq.m.

It should be noted that the development mix set out above, and the proposed gross floor area, are based on the preliminary conceptual design and the Company's current estimates of the achievable gross floor area and will be subject to further changes and revision.

The proposed development mix has not yet been submitted to and approved by the relevant PRC authorities, including Shanghai Urban Planning Administration Bureau.

5. INFORMATION ON THE COMPANY AND KPL

5.1 Information on the Company

The Group is principally engaged in ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

For the year ended 31 December 2003, the audited consolidated turnover, audited consolidated profit before taxation and audited consolidated net profit after taxation and minority interests of the Company were approximately US$540 million, US$128 million and US$73 million, respectively. The comparative figures for the year ended 31 December 2002 were approximately US$601 million, US$122 million and US$63 million, respectively. As at 31 December 2003, the Company's consolidated equity attributable to shareholders was stated at approximately US$2,624 million.

As at the Latest Practicable Date, KHL is interested in 1,069,240,245 Shares as disclosed under the SFO, representing approximately 45.21% of the existing issued Shares of 2,365,161,271 and is the controlling shareholder of the Company. KPL, as a subsidiary of KHL, is an associate of KHL and is therefore a connected person of the Company.

5.2 Information on KPL

The KPL Group is principally engaged in (1) property development and investment in Hong Kong, the PRC and the Asia Pacific region; (2) logistics, freight, warehouse ownership and operations; and (3) infrastructure-related investment in Hong Kong and the PRC.

For the year ended 31 December 2003, the audited consolidated turnover, audited consolidated profit before taxation and audited consolidated net profit after taxation and minority interests of KPL were approximately HK$4,204 million (US$539 million), HK$572 million (US$73 million) and HK$395 million (US$51 million), respectively. The comparative figures for the year ended 31 December 2002 were approximately HK$5,156 million (US$661 million), HK$788 million (US$101 million) and HK$600 million (US$77 million), respectively. As at 31 December 2003, KPL's consolidated equity attributable to shareholders was stated at approximately HK$19,883 million (US$2,549 million).

As at the Latest Practicable Date, KHL is interested in 751,042,097 KPL Shares as disclosed under the SFO, representing approximately 62.86% of the existing issued KPL Shares of 1,194,842,540 and is the controlling shareholder of KPL. The Company, as an associated company of KHL, is an associate of KHL and is therefore a connected person of KPL.

6. REASONS FOR, AND BENEFITS OF, THE MASTER AGREEMENT

6.1 Acquisition of the Sites

The entering into of the Master Agreement and the Underlying Contracts enables each of KPL and the Company to consolidate the land which it currently owns with adjacent plots of land so as to maximise the land's development potential. Assuming that all the Sites are consolidated in accordance with the intention of the Master Agreement, as set out in this circular, both KPL and the Company will be able to develop the Sites into a mixed use development, consisting of a hotel, offices, retail podiums, residential and serviced apartments, which will also be connected to the Shanghai Kerry Centre. This new development will be a landmark in Nanjing Xi Lu which is one of the prime business areas of Shanghai. The Directors also expect that the new development will enhance the value of Shanghai Kerry Centre.

The consideration payable by KSD for the acquisition of 50.5% interest in Company 1 and the agreed proportionate share of all sums due from Company 1 to KSJN was determined with reference to the audited net asset value of Company 1 of approximately RMB647,011,000 (US$78,169,747) as at 31 December 2003, the Valuer's valuation of US$78,000,000 as at 8 April 2004 of Site 1 and the face value of all sums due from Company 1 to KSJN, of US$1,483,452.

The consideration payable by KSJN for its 48.5% interest in the Site 2 Contract was arrived at by reference to the Valuer's valuation of US$26,200,000 of Site 2 as at 8 April 2004.

The consideration payable under the Company 3 Contract was arrived at after arm's length negotiations between KSD, KSJN and the various third party vendors by reference to the audited net asset value of Company 3 of RMB20,000,000 (US$2,416,334) as at 31 December 2003, the Valuer's valuation of US$70,700,000 as at 8 April 2004 for both Site 3a and Site 3b and the face value of the shareholders' loans owed by Company 3 to the third party vendors of RMB394,597,736 (US$47,674,004) and the cost for clearance and delivery of vacant possession and provision for public utilities for Site 3b of RMB174,184,358 (US$21,044,383).

The consideration payable under the Company 4 Contract was arrived at after arm's length negotiations between KSD, KSJN and the various third party vendors by reference to the audited net asset value of Company 4 of approximately RMB32,712,000

(US$3,952,157) as at 31 December 2003, the Valuer's valuation of US$16,800,000 as at 8 April 2004 of Site 4 and the face value of the 99% shareholders' loans owed by Company 4 to the third party vendors of RMB97,628,850 (US$11,795,197).

6.2 The Project Management Agreement

The entering into of the Project Management Agreement between the KPL Group and the Joint Venture Companies will enable the Joint Venture Companies to tap KPL's extensive experience in property development management, construction, marketing and promotion in the PRC. At the end of December 2003, the KPL Group has approximately 8.5 million square feet of properties under development in the PRC.

The consideration payable under the Project Management Agreement was arrived at after arm's length negotiation taking into consideration the recommended rates proposed by the Hong Kong Institute of Surveyors for such a type of project which, depending upon the character, size of the project and the extent of the KPL Group's involvement, should range from 1.5% to 3.0% of the total construction costs.

6.3 Outlook of the high end mixed-use property development in Shanghai

Several high end mixed-use developments in Shanghai which incorporate elements such as offices, residential, serviced apartments, retail and/or a luxury hotel and situated in prime locations have experienced good occupancies and rental/room rates in recent years. In relation to the Group's luxury hotel interests in Shanghai, in the fourth quarter of 2003, both luxury hotels recorded occupancy rates in excess of 80% and average room rates have risen by approximately 5% compared to the same time in the previous year. The rapid pace of economic growth in the city has enabled such developments to sustain these favourable levels of business despite additions to competitive supply. The performance of the Group's existing investments in Shanghai in this part of the property sector in recent years (except for the period impacted by SARS) is testimony to the Group's point of view. The medium to long term outlook for these quality mixed-use developments in key locations in Shanghai remains very positive given the pace of growth of the local economy, the extensive investments in manufacturing and allied businesses being committed in and around Shanghai and the staging of the World Expo in 2010.

7. FINANCIAL EFFECTS OF THE TRANSACTIONS ON THE GROUP

As set out above, the Company will not record material gain/loss upon disposal of its 50.5% interest in Company 1 and plans to use the proceeds for future injection into the Project.

It is currently expected that funding for the acquisition of the interests in the Joint Venture Companies and the on-going development of the Project, as set out in this circular, will be sourced from the Group's internal cash reserves, bank borrowings by the Joint Venture Companies and estimated proceeds from sale of the residential units of the Project.

Based on the initial plan relating to the Project, the following is the breakdown of the Group's estimated commitment for the Project:

	US$	US$
The Group's total financial commitment for the Project (based on 48.5% of the estimated total cost of the Project in the sum of US$600,000,000)	291,000,000	
Estimated project bank loans to be obtained by Company 1 (proportionate to the Group's 48.5% interest in the Project) *(Note 1)*	(150,400,000)	
Estimated net proceeds from sale of residential units of the Project (proportionate to the Group's 48.5% interest in the Project) *(Note 2)*	(40,700,000)	
Estimated funds required from the Group	99,900,000	99,900,000
Less: Amount already contributed through contribution of 99% equity interest in Company 1 (being the current carrying value of Company 1 as stated in paragraph 4.1)		(77,100,000)
Balance of estimated direct cash contribution from the Group		22,800,000

However, the above breakdown based on the initial plan will be subject to changes during the progress of the Project. To the extent any changes in the plan involve increased cash contribution from the Group in excess of US$22,800,000, these will be met from resources available to the Group such as internal cash funds and available borrowing facilities.

Notes:

1. The amount of estimated project bank loans is arrived with reference to the Group's and KPL's past experience in obtaining project bank loans for their development projects in China which range between 50% to 55% of the development project costs.

2. The amount of estimated net proceeds from sale of residential units of the Project is calculated based on the prevailing market price of similar high end residential properties in Shanghai and the estimated total floor area of the residential units and after deducting the estimated expenses on their sale.

Out of the US$22,800,000 cash contribution required from the Group, the immediate cash requirement from the Group for completion of the Master Agreement and the Underlying Contracts is approximately US$16,000,000.

	US$
Proceeds from the disposal of 50.5% interest and assignment of the agreed proportionate share of the amounts due from Company 1	(39,488,308)
Consideration for the acquisition of 48.5% interest in Site 2	12,776,754
Total consideration for the acquisition of Company 3 (including provision of shareholders' loans by KSJN for the purpose of repaying 48.5% of the shareholders' loans owed by Company 3 to SRE and Shanghai Housing and the proportionate payment for the site clearance cost and provisions of public utilities)	34,500,340
Total consideration for the acquisition of Company 4 (including provision of shareholders' loans by KSJN for the purpose of repaying 48.5% of the shareholders' loans owed by Company 4 to Party A and An Sheng)	8,203,455
Total immediate cashflow commitment	15,992,241

The entering into, and implementation, of the Master Agreement is not expected to have any material effect on the net asset-base, cash-flow or gearing of the Group.

8. IMPLICATIONS UNDER THE LISTING RULES

As set out above, KPL and the Company are connected persons.

The entering into of the Relevant Transactions constitutes connected transaction for the Company under the Listing Rules, which primarily include the following:

(a) the sale of 50.5% interest in Company 1 from KSJN to KSD and the assignment by KSJN to KSD of the agreed proportionate share of the amounts owed by Company 1 to KSJN, as contemplated by the Master Agreement;

(b) the change of interest in the Site 2 Contract so that KSJN will have a 48.5% interest in the Site 2 Contract and KPL's interest in the Site 2 Contract will drop from 99% to 50.5%, as contemplated by the Master Agreement;

(c) the joint arrangement of the acquisition by KSD of 50.5% interest in, and the acquisition by KSJN of 48.5% interest in, Company 3 from the independent third party vendors;

(d) the joint arrangement of the acquisition by KSD of 50.5% interest in, and the acquisition by KSJN of 48.5% interest in, Company 4 from the independent third party vendors; and

(e) the on-going funding and other financial assistance to the Project by KPL and the Company, as contemplated by the Master Agreement, including the equity contribution to, and/or the provision of shareholders' loans to, and/or the provision of collateral/security for the benefit of, the Joint Venture Companies and/or the Project in the form of (i) pledge over the respective interest of the Company's and KPL's interest in the Joint Venture Companies and/or the Project; and/or (ii) assignment of KSJN's and KSD's shareholders' loans to the Joint Venture Companies; and/or (iii) several corporate guarantees by the Group and the KPL Group.

Accordingly, the Relevant Transactions require the approval of the Independent Shareholders at the Special General Meeting.

In addition, given the total estimated size of the Project, the transactions contemplated by the Master Agreement, when aggregated, also constitute a discloseable transaction for the Company.

9. LISTING RULES IMPLICATIONS OF THE PROPOSED CONTINUING CONNECTED TRANSACTIONS

Pursuant to the Master Agreement, members of the Group and the Joint Venture Companies will enter into the Hotel Management Agreement for the SLIM Group to provide hotel management and marketing services to the hotel to be built on the Sites of the Project.

The entering into of the Hotel Management Agreement will constitute a continuing connected transaction for the Company under the Listing Rules. It is the intention of the Company to comply with the relevant provisions of the Listing Rules when this agreement is entered into.

Under the current Listing Rules, the period of such agreement cannot be longer than three years except in special circumstances. While, under the current Listing Rules, the agreement can be renewed indefinitely for periods of three years each, each renewal will be subject to compliance by the Company and KPL of their respective obligations under the Listing Rules as applicable at that time. It is the usual practice in the hotel industry to have management contracts longer than three years.

Under the current Listing Rules, depending on the size and terms of the continuing connected transaction, such agreement could either be classified as a continuing connected transaction subject to (i) reporting and announcement requirements; or (ii) reporting, announcement and independent shareholders' approval requirements. The Hotel Management Agreement will fall within category (i) for the Company. Hence, Independent Shareholders' approval will not be required in relation to this agreement. The KPL Directors also currently expect the Hotel Management Agreement to fall within category (i). Hence, it is not likely that the approval of the KPL Independent Shareholders will be sought in relation to the Hotel Management Agreement.

Accordingly, at this moment, there is no assurance that the Hotel Management Agreement will be for a period longer than three years and no assurance that it will be renewed following the expiration of the period and each Shareholder should therefore be mindful of the possibility that the SLIM Group may not be the manager of the resulting hotel indefinitely.

The Company has strong ties and a history of co-investment with KPL. Given the parties' history of mutual co-operation and the core-expertise of the Company and KPL in the field of hotel management and property management respectively, the Directors believe that the SLIM Group will be best placed to provide hotel management services to the hotel of the Project. If the Hotel Management Agreement is not renewed for whatever reasons, independent third parties will have to be appointed to provide the services. Given that the agreement will be entered into on normal commercial terms and at market price, the Directors are of the view that non-renewal of the Hotel Management Agreement will not affect the viability of the Project.

10. RECOMMENDATIONS

The Independent Board Committee is required under the Listing Rules to advise the Independent Shareholders in relation to the Relevant Transactions. Cazenove has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 38 to 39 of this circular, which contains its recommendation to the Independent Shareholders, and the letter from Cazenove set out on pages 40 to 61 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders.

Both the Independent Board Committee and Cazenove recommend the Independent Shareholders to vote in favour of the Resolution to be proposed at the Special General Meeting.

11. SPECIAL GENERAL MEETING

Set out on pages 79 to 80 is a notice convening the Special General Meeting to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 29 June 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the Resolution as an ordinary resolution.

12. GENERAL

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, An Sheng, Party A, SRE, CECL and Shanghai Housing and their respective ultimate beneficial owners are independent third parties and not connected with or related to the Company or KPL or any of their respective subsidiaries or their respective associates or connected persons of the Company. Further, none of them has any shareholding interest in the capital of the Company.

Whether or not you are able to attend the Special General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrars in Hong Kong, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying proxy form will not preclude you from attending and voting at the meeting should you so wish.

Any connected person with a material interest in the Relevant Transactions, and any other Shareholders and their respective associates with a material interest in the Relevant Transactions, shall abstain from voting on the Resolution to approve the Relevant Transactions.

In view of the interest of KHL in the Relevant Transactions, KHL (which, as at the Latest Practicable Date, was interested in 1,069,240,245 Shares as disclosed under the SFO, representing approximately 45.21% of the existing issued share capital of the Company) and its associates will abstain from voting in respect of the Resolution. The following Directors of the Company, namely, Mr Kuok Khoon Loong, Edward, Mr Ye Longfei, Mr Lee Yong Sun and Mr Lui Man Shing, who are also directors of KHL, and their associates will also abstain from voting in respect of the Resolution.

As far as the Company is aware, having made all reasonable enquiries:

(i) KHL and its associates control or are entitled to exercise control over the voting rights in respect of their respective Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon KHL and its associates, (b) there were no obligations or entitlements of KHL and its associates, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting right in respect of their Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests of KHL and its associates in the Company and the number of Shares in respect of which they would control or would be entitled to exercise control over the voting right at the Special General Meeting.

The Resolution to be proposed at the Special General Meeting will be decided by way of a poll.

The Company will publish an announcement on the results of the Special General Meeting on the business day following the Special General Meeting with respect to whether or not the Resolution set out in this circular has been passed by the Independent Shareholders.

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Independent Board Committee:
Mr Alexander Reid HAMILTON
Mr TOW Heng Tan
Mr Timothy David DATTELS

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

31 May 2004

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF SITES IN JINGAN DISTRICT, SHANGHAI

We refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in our opinion, the entering into of the Relevant Transactions is in the interests of the Company and its Shareholders as a whole and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Cazenove has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

We wish to draw your attention to the "Letter from Cazenove Asia Limited" as set out on pages 40 to 61 of the circular. We have considered the terms and conditions of the Relevant Transactions, the advice of Cazenove and the other factors contained in the "Letter from the Board" as set out on pages 9 to 37 of the circular.

* *for identification purpose only*

In our opinion, the entering into of the Relevant Transactions is in the interests of the Company and its Shareholders as a whole and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution, to approve the Relevant Transactions at the Special General Meeting.

Yours faithfully,
The Independent Board Committee
of Shangri-La Asia Limited
Alexander Reid HAMILTON
TOW Heng Tan
Timothy David DATTELS

The following is the full text of the letter from Cazenove setting out its advice to the Independent Board Committee and the Independent Shareholders in relation to the Relevant Transactions under the Master Agreement.

CAZENOVE
Cazenove Asia Limited

31 May 2004

The Independent Board Committee and
the Independent Shareholders
Shangri-La Asia Limited
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF SITES IN JINGAN DISTRICT, SHANGHAI

We refer to our engagement as an independent financial adviser to advise the Independent Board Committee (the "IBC") and the Independent Shareholders with respect to the Relevant Transactions contemplated under the Master Agreement comprising:

(i) the disposal of a 50.5% equity interest in Company 1 by KSJN to KSD and the assignment by KSJN to KSD of the agreed proportionate share of amounts owed by Company 1 to KSJN;

(ii) the acquisition of a 48.5% interest in the land use rights of Site 2 by KSJN;

(iii) the acquisition of a 48.5% equity interest in and the provision of shareholders' loans to Company 3 by KSJN;

(iv) the acquisition of a 48.5% equity interest in and the provision of shareholders' loans to Company 4 by KSJN; and

(v) the on-going funding and other financial assistance to the Project by KSJN and/or the Company.

This letter has been prepared for inclusion in the circular dated 31 May 2004 (the "Circular") issued to the Shareholders, and capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Company entered into the Master Agreement with KPL on 13 April 2004. As at the Latest Practicable Date, KHL was interested in 1,069,240,245 Shares, representing approximately 45.21% of the existing issued share capital of the Company as disclosed under the SFO. Accordingly, KHL and its associates are together regarded as connected persons of the Company. KPL is a subsidiary of KHL and is therefore also regarded as a connected person of the Company. The Relevant Transactions shall be subject to disclosure and Independent Shareholders' approval requirements as set out in Rule 14A.35 of the Listing Rules. The IBC has been formed to advise the Independent Shareholders on whether the terms and conditions of the Relevant Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

We, Cazenove Asia Limited, have been appointed as an independent financial adviser to advise the IBC and the Independent Shareholders as to whether or not (i) the Relevant Transactions are on normal commercial terms and will be carried out in the ordinary and usual course of business of the Group on the assumption that the Relevant Transactions will be carried out in accordance with the terms of the Master Agreement; (ii) the terms of the Relevant Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (iii) the Independent Shareholders should approve the Relevant Transactions.

In formulating our opinion with regard to the Relevant Transactions, we have relied on the information supplied, representations made and opinions expressed by the Company, its Directors, advisers and representatives, for which they are solely responsible. We have assumed that all such information and representations (including those contained or referred to in the Circular) were true, accurate and complete at the time they were made and continue to be so at the date of this letter and up to the date of the Special General Meeting. We have also assumed that all statements of belief, opinion and intention of the Directors and the advisers and representatives of the Company as set out or referred to in the Circular were reasonably made after due and careful enquiry. We have been advised by the Company, the Directors, its advisers and representatives that there were no material facts, the omission of which would make any statement or opinion contained in the Circular, including this letter, untrue or misleading.

We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Relevant Transactions and to justify reliance on the accuracy of the information provided to us and those contained in the Circular so as to provide a reasonable basis for our advice. However, we have not been provided with the Underlying Contracts which have not yet been entered into (except the Company 3 Contract and the Company 4 Contract, both of which were entered into on 13 April 2004), and therefore, we have not reviewed the terms of the Underlying Contracts

(except the terms of the Company 3 Contract and the Company 4 Contract to the extent of those terms which have been disclosed in the announcement dated 3 May 2004 and the Circular) in respect of the Relevant Transactions. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us, nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed to us by the Company, its Directors, advisers and representatives. We have not, however, carried out any independent verification of the information provided to us by the Company, its Directors, advisers and representatives, nor have we conducted any independent in-depth investigation into the business and affairs or future prospects of the Group. Accordingly, we do not warrant the accuracy or completeness of any such information. In addition, it is not within our terms of reference to comment on the commercial merits of the Master Agreement and the Underlying Contracts, which remains the responsibility of the Directors. As the independent financial adviser to the IBC and the Independent Shareholders, we were not involved in the negotiations in respect of the terms of the Master Agreement and the Underlying Contracts including the Relevant Transactions contemplated thereunder. Our opinion with regard to the terms of the Master Agreement relating to the Relevant Transactions contemplated thereunder have been made on the assumption that the terms of all the Underlying Contracts (except Company 3 Contract and Company 4 Contract) to be entered into in relation to the Relevant Transactions conform with the relevant terms as set out in the Master Agreement and all obligations to be performed by each of the parties to the Relevant Transactions will be fully performed in accordance with the terms thereof.

This letter is for the information of the IBC and the Independent Shareholders solely in connection with their consideration of the Master Agreement, in particular, the Relevant Transactions contemplated thereunder and, except for its inclusion in the Circular and references thereto in the letter from the IBC set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

Cazenove is a licensed corporation to carry out types 1, 4, 6 and 9 regulated activities under the SFO. Cazenove and its affiliates, whose ordinary business involves the trading of, and dealing in securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have considered, inter alia, the following principal factors and reasons:

1. Background of the Group and KPL Group

The Group is principally engaged in the ownership and operation of hotels and associated properties and provision of hotel management and related services. Certain members of the Group are also the registered proprietors of various trademarks and service marks in various countries, including the brand names of "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos. We understand from the Directors that the Group had participated in the development of large-scale composite properties which include a mix of office buildings, hotel, serviced apartments and shopping arcade, such as China World Trade Center in Beijing and Beijing Kerry Centre.

The KPL Group is principally engaged in (1) property development and investment in Hong Kong, the PRC and the Asia Pacific region; (2) logistics, freight, warehouse ownership and operations; and (3) infrastructure-related investment in Hong Kong and the PRC. The KPL Group has in the past managed a number of large-scale composite property development projects, namely, China World Trade Center, Beijing Kerry Centre, Shanghai Kerry Centre and Kerry Everbright City in Shanghai.

2. Background, reasons for and benefits of the development of the Project

2.1 Outlook of the high-end residential and commercial properties as well as the luxury hotel industry in Shanghai

The Directors consider that the Project will be a landmark on Nanjing Xi Lu within the Jingan District, which is one of the prime business areas of Shanghai. As stated in the Letter from the Board, a number of high-end composite developments which include a mix of offices, residential, serviced apartments, retail and/or a luxury hotel in prime areas of Shanghai have experienced good occupancy rate and/or rental rates in recent years. In relation to the Group's luxury hotel interests in Shanghai, in the fourth quarter of 2003, both luxury hotels recorded occupancy rates in excess of 80% and average room rates have risen by approximately 5% compared to the same time in the previous year. The Directors believe that the continuing rapid economic growth of Shanghai enabled such composite developments to achieve favourable levels of business despite the intensifying market competition. Given the pace of growth of the local economy, the extensive investments in manufacturing and allied businesses being committed in and around Shanghai, as well as the forthcoming World Expo in 2010, the Directors are of the view that the medium to long-term outlook of quality composite developments in prime areas in Shanghai remains positive.

According to the Chinese Real Estate Index System (CREIS), the average sales price of land properties in Shanghai rose by 31.5% in 2003. In view of the rapid economic growth in the PRC, the PRC government has recently implemented a series of macro-economic austerity measures with an aim to slow down the overheated economic growth of certain industries, including the property sector. Despite this, considering the timing of the Project which is expected to be completed in mid-2009, the Directors remain positive of the long-term prospects of the Project.

2.2 Background of the Project and the Sites

As described in the Letter from the Board, the Project is a master development of five adjacent sites located in Jingan District, Shanghai, the PRC, which is expected to comprise a hotel, offices, serviced apartments, residential buildings and retail podiums with an estimated total site area of approximately 46,000 sq.m.. The Project will be located in a prime commercial area in Shanghai with one side facing Nanjing Xi Lu (南京西路). The aggregate gross floor area ("GFA") of the Sites is approximately 247,924 sq.m.. The planned total construction area of the Project is approximately 332,300 sq.m.. The Project will be jointly developed by the Group and KPL principally with Party A's participation. Construction of the Project will be carried out in different phases and is scheduled to commence in early 2005. It is expected that the hotel will commence its business in 2008 and the entire Project will be completed in mid-2009.

Amongst the Sites which comprise the Project, Site 1 is currently held by the Company indirectly through Company 1 in which the Company has an indirect 99% equity interest. Site 2 is currently held by KPL through its wholly-owned subsidiary, KSD with a 99% interests. The remaining 1% is held by Party A. Site 3a and Site 3b are currently held by Company 3, a company owned by Shanghai Housing and SRE with 45% and 55% interests, respectively. Site 4 is currently held by Company 4, a company owned by An Sheng and Party A with 30% and 70% interests, respectively. As described in the Letter from the Board, Party A, Shanghai Housing, SRE, CECL and An Sheng are all independent third parties and are not connected with or related to the Company or any of its subsidiaries or associates. Furthermore, none of them has any interests in the capital of the Company.

Under the Master Agreement, the Company and KPL agreed to restructure the Group's and KPL Group's interests in Site 1 and Site 2 respectively and to acquire jointly the entities owning the land use rights of Site 3a, Site 3b and Site 4 which are adjacent to Site 1 and Site 2.

The following is a map illustrating the approximate geographical location of the Sites:


Nanjing Xi Lu
Changde Lu
Anyi Lu
Tongren Lu
Yanan Zhong Lu
Shanghai Kerry Centre
Site 1
Site 2
Site 3a
Site 3b
Site 4

Note: The map above is not in scale

Details of the Sites are summarised below:

	Site 1	Site 2	Site 3a and Site 3b	Site 4
Site area	15,157 sq.m.	13,693 sq.m.	15,155 sq.m.	1,991 sq.m.
Permitted GFA	106,099 sq.m.	44,730 sq.m.	90,695 sq.m.	6,400.23 sq.m.
Land use	Comprehensive (commercial, office, hotel and apartments (residential portion shall not exceed 25% of the development))	Residential	Comprehensive	Office
Present owner of the land use rights	Company 1	KSD: 99% Party A: 1% *(Note)*	Company 3	Company 4
Independent valuation of the Sites as at 8 April 2004	US$78,000,000	US$26,200,000	US$70,700,000	US$16,800,000

Note:

The relevant real estate ownership certificate has not yet been issued. The Company and KPL will cause KSJN and KSD to procure Company 1 to apply for the real estate ownership certificate to be issued in Company 1's name.

The proposed land use plan of the Project can be summarised below:

Type of land use	**Planned GFA in estimate** *(Note 1)*
Office	76,000 sq.m.
Hotel	75,200 sq.m. (640 rooms)
Serviced apartments	18,100 sq.m.
Residential	29,800 sq.m.
Retail	40,900 sq.m.
Basement	92,300 sq.m.

Notes:

1. The planned GFA for each of the land use type is based on the preliminary conceptual design of the Project and KPL and the Company's current estimates of the achievable GFA and will be subject to further changes and revision.

2. The proposed development plan of the Project, which includes a mix of different land use, has not yet been submitted to and approved by the relevant PRC authorities, including Shanghai Urban Planning Administration Bureau.

As set out in the Master Agreement, the total costs for the Project (including costs for acquisition of the Sites and related costs) are estimated to be not more than US$600,000,000 (based on the current US$/RMB exchange rate) and no party shall be required to commit further funding if the cost of the Project exceeds US$700,000,000. As discussed with the Directors, in the event that the funding requirements exceed US$700,000,000, the parties to the Project will then consider alternative funding methods, including the introduction of third party investors, depending on the prevailing circumstances at that time.

2.3 Independent valuation

Independent valuation of the Sites has been conducted by the Valuer in April 2004. The value of each of the Sites as at 8 April 2004 are set out in the table above. The independent valuation has been prepared on the basis of the open market value of the Sites using the direct comparison method. The Sites have been valued in accordance with their respective existing land use and on the basis that they are freely disposable and transferable. Shareholders' attention is drawn to the valuation report prepared by the Valuer as set out in Appendix I to the Circular.

2.4 The Master Agreement

In anticipation of the co-development of the Project, the Company and KPL entered into the Master Agreement to set out the framework and structure for the development of the Project. In summary, the following transactions contemplated under the Master Agreement, among others, constitute connected transactions of the Company under Chapter 14A of the Listing Rules:

(i) the disposal of 50.5% equity interest in Company 1 (whose current principal asset is Site 1) by KSJN to KSD and the assignment by KSJN to KSD of the agreed proportionate share of the amounts owed by Company 1 to KSJN;

(ii) the acquisition of 48.5% interest in the land use rights of Site 2 by KSJN from KSD including the modification of the Site 2 Contract and the issue of the land use rights certificate in the name of Company 1;

(iii) the acquisition by KSJN of 48.5% equity interest in Company 3 (whose principal assets are Site 3a and Site 3b) from SRE and Shanghai Housing;

(iv) the acquisition by KSJN of 48.5% equity interest in Company 4 (whose principal assets are Site 4 and the Mingcheng Plaza erected thereon) from Party A and An Sheng; and

(v) the on-going funding and financial assistance to the development of the Project by the Company and KPL in proportion to their respective equity interests in the Project.

As agreed between the Company and KPL, the Project will be owned by the Company, KPL and Party A as to 48.5%, 50.5% and 1%, respectively. However, as provided in the Master Agreement, the Company and KPL shall use all reasonable endeavours to procure Party A to sell, and KSJN and KSD to purchase, Party A's 1% interest in the Project, including the Joint Venture Companies, Site 2 and the Underlying Contracts (if applicable), on an equal basis upon such terms and conditions as KPL, the Company and Party A shall agree and to take such actions in compliance with the Listing Rules, so that KSD and KSJN shall be interested in the Project, the Sites and/or the Underlying Contracts (if applicable) including the Joint Venture Companies, as to 51% and 49%, respectively.

In deciding the proportionate interest between the Group and the KPL Group, the Company has considered the experience and expertise of KPL in the development and management of large-scale property development projects and that the hotel to be built on the Sites represents a relatively smaller part of the Project. The Directors believe that it is reasonable for KPL to take up a majority interest in the Project and also to have a majority representation on the boards of directors of the Joint Venture Companies. In this regard, we agree with the Directors' view that while it is in the interest of the Group to participate in the Project, it may not be necessarily preferable for the Group to take a leading role in the Project as it does not have the expertise and experience in taking an active role in respect of the development of a project of this scale and complexity. Accordingly, it is reasonable for the proportionate shareholding of the Project among the Company, KPL and Party A to be structured in line with their respective roles in the development of the Project.

Subject to the completion of the above transactions, it is the intention that the Joint Venture Companies shall be merged so that Company 3 and Company 4 will be dissolved and all of their assets and liabilities shall be transferred to Company 1.

Under the Master Agreement, it is contemplated by the parties thereto that the Underlying Contracts which govern the implementation of the transactions contemplated under the Master Agreement will be entered into in due course (except for the Company 3 Contract and the Company 4 Contract, both of which have been entered into on 13 April 2004). The Company and KPL have stated that they will ensure the Underlying Contracts conform to the terms and conditions agreed in the Master Agreement. Our opinion set out in this letter has been made on the assumption that the Underlying Contracts to be entered into between the Company, KPL and the relevant parties are upon the same terms and conditions as set out in the Master Agreement and as disclosed in the announcement dated 3 May 2004 and the Circular.

Pursuant to the Master Agreement, it is envisaged that the Group will provide certain (a) technical consultancy services; (b) marketing consultancy services; and (c) hotel management and marketing services in relation to the hotel to be built on the Sites of the Project. Under the Listing Rules, the entering into agreements in respect of the services referred to in (a) to (c) to be provided by the Group to the hotel to be built on the Sites would constitute connected transactions and/or continuing connected transactions of the Company. As stated in the Letter from the Board, when the relevant agreements in relation to those transactions are entered into, the Company will ensure compliance with its obligations under the Listing Rules.

For details of the transactions contemplated under the Master Agreement, please refer to the Letter from the Board set out in the Circular.

2.5 *Reasons for and benefits of the co-development of the Project with KPL Group*

As mentioned in the Letter from the Board, Site 1 is owned by Company 1 which is in turn held by KSJN and JPD as to 99% and 1%, respectively since 1994. The Company acquired an initial 25% equity interest in KSJN in December 1993 and the remaining 75% equity interest (including shareholders' loans) in KSJN in July 1996. The Group also granted shareholders' loans to KSJN to meet the funding requirements of Company 1 since March 1994. The Group's original development plan regarding Site 1 was to build and operate a hotel and other facilities thereon.

After careful consideration of the location of the site, and with the opportunity for the Company to participate in the development of the Project with KPL, the Directors considered that it would be more beneficial for the Company to participate in the development of a large-scale property complex which includes a mix of office and residential buildings, serviced apartments, hotel and retail podium, rather than to develop and operate a hotel independently. The Directors are of the opinion that, by offering a fuller range of hotel, residential and commercial properties within a composite development, the occupancy rate and other related business of the hotel may be enhanced, especially through improved synergy between personnel of the tenants and their business associates to utilise the accommodation services in the hotel. The composite development will also benefit the food and beverage business of the hotel.

In addition, the Group has experience in participating in developing composite development projects in which KPL has managed. This has been demonstrated by the Group's participation in composite development projects including China World Trade Center in Beijing and the Beijing Kerry Centre. Furthermore, it is always the policy of the Group that the hotels operated by it must adhere to a high standard of construction specifications. Given the extensive experience of KPL in property development and in the light of the Group's past co-operation with KPL on various composite development projects where KPL was also responsible for construction management, the Company is confident that the construction specifications of the hotel to be built on the Sites will be of the standard required by the Group.

The Directors believe that the joint development of the Project will enable each of the Group and the KPL Group to consolidate the land which it currently owns with adjacent plots of land so as to maximise the land's development potential. The Project will be connected to the existing Shanghai Kerry Centre to form a large inter-connected property complex.

The participation by the Group in the Project means that the Group needs to give up a 50.5% interest in the hotel which was scheduled to be built on Site 1 in order to participate with a 48.5% equity interest in the composite development of the Project and share the proportionate benefits of a more diversified property development. Having experienced the impact of SARS on hotel revenues in 2003, the Board has stated its preference that given the right location and conditions, the Group will participate in a composite development so as to reduce the Group's reliance on hotel income by diversifying into development and investment in a variety of property assets.

Under the current development plans for the Project, the composite development will enjoy a higher degree of flexibility in locating various buildings to a preferred site according to their usage. For example, the hotel building, which was originally scheduled to be built on Site 1 (facing Yanan Zhong Lu), is now re-scheduled to be built on Site 2 according to the proposed development plan of the Project, so that it will be located nearer to a prime area for retail and hotel operations.

3. The terms of the Master Agreement

3.1 Disposal of 50.5% equity interest in Company 1 by KSJN to KSD and the assignment by KSJN to KSD of the agreed proportionate share of amounts owed by Company 1 to KSJN (the "Company 1 Disposal")

3.1.1 Information on Company 1

Company 1 is currently indirectly owned as to 99% by the Company. The remaining 1% is currently held by JPD. Pursuant to an equity transfer contract dated 1 March 2004 between Party A and JPD, Party A agreed to acquire 1% equity interest in Company 1 from JPD, subject to the grant of approval for such transfer by the Authorities and the approval from Shanghai Foreign Investment Commission was granted on 14 May 2004. Pursuant to the Master Agreement, KSJN will sell to KSD a 50.5% equity interest in Company 1. As a result of these transactions, Company 1 will be held by KSD, KSJN and Party A as to 50.5%, 48.5% and 1% respectively. Since KSJN's interest in Company 1 will be reduced to 48.5%, Company 1 shall cease to be a subsidiary of the Company and will become an associated company of the Company.

Since its incorporation, Company 1 has not carried on any other business save for the property investment in Site 1, which has been held by the Group since 1994. The carrying value of Site 1 in the audited accounts of the Group for the year ended 31 December 2003 was approximately US$78,200,000.

Based on the audited financial statements of Company 1, the net asset value of Company 1 amounted to approximately RMB647,011,000 (equivalent to approximately US$78,169,747) as at 31 December 2003 with (i) amounts due to KSJN of approximately US$1,483,452 (including loans of US$685,423 and amount payable of US$798,029) and (ii) a shareholders' loan due to JPD of approximately US$5,509, As set out in Appendix I to the Circular, the Valuer's valuation of Site 1 as at 8 April 2004 amounts to US$78,000,000. After adjusting for the revaluation of Site 1, the adjusted unaudited net asset value of Company 1 amounted to approximately US$75,849,000. Company 1 has not recorded any turnover or profit/loss since its incorporation. The original cost paid by KSJN for the purchase of the 99% equity interest in Company 1 (including the loans and other payables owed by Company 1) was approximately US$77,597,000. The current carrying cost of the 99% equity interest in Company 1, including loans and other payables, after writing off the acquisition premium and exchange differences in prior years was approximately US$77,128,000.

3.1.2 Consideration of the Company 1 Disposal

As stated in the Letter from the Board, the consideration of US$39,488,308 for the Company 1 Disposal was determined after arm's length negotiation between the Company and KPL with reference to (i) the audited net asset value of Company 1 as at 31 December 2003; (ii) the independent valuation of Site 1 as at 8 April 2004; and (iii) the face value of all sums due from Company 1 to KSJN. Based on the above, we are of the opinion that the Company 1 Disposal is on normal commercial terms and the terms of which, including the consideration for the Company 1 Disposal, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Based on the current carrying cost of 50.5% interest in Company 1, the Group will record a marginal gain of approximately US$145,000. The Company plans to use the proceeds received from the Company 1 Disposal for future investment in the development of the Project.

3.2 *Acquisition of 48.5% interest in the land use rights of Site 2 by KSJN (the "Site 2 Acquisition")*

3.2.1 The Site 2 Contract

Pursuant to the Site 2 Contract entered into on 6 February 2002 between Party A, KSD and the Land Bureau, the Land Bureau had agreed to grant the land use rights in respect of Site 2 to KSD and Party A or to a

PRC company to be incorporated by them for a consideration of RMB12,666,025 (equivalent to approximately US$1,530,268).

Under the Site 2 Contract, KSD and Party A are entitled to 99% and 1%, respectively of the land use rights of Site 2. Pursuant to the Master Agreement, the parties will procure the modification of the Site 2 Contract so as to enable KSJN to acquire an interest of 48.5% in the land use rights in respect of Site 2. As a result of the Site 2 Acquisition, the land use rights in respect of Site 2 will be owned by KSD, KSJN and Party A as to 50.5%, 48.5% and 1% respectively.

3.2.2 Consideration of the Site 2 Acquisition

As stated in the Letter from the Board, the consideration of US$12,776,754 to be paid by KSJN for the Site 2 Acquisition, was determined with reference to the independent valuation of Site 2 as at 8 April 2004. As at 8 April 2004, the valuation of Site 2 as valued by the Valuer amounted to US$26,200,000. Compared with the independent valuation of Site 2, the consideration for the Site 2 Acquisition represents a premium of approximately 0.5% which we consider to be acceptable given that the amount of the premium was not significant in the context of the value of Site 2 as a whole. The original purchase price paid by KSD for the acquisition of the 99% interest in Site 2 was approximately RMB179,177,621 (equivalent to approximately US$21,647,653), including the proportionate share of the total cost for clearance of and the provision of public utilities to Site 2 of approximately RMB168,321,471 (equivalent to approximately US$20,336,048). On that basis, we are of the opinion that the Site 2 Acquisition is on normal commercial terms and the terms of which, including the consideration for the Site 2 Acquisition, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.3 Acquisition of 48.5% equity interest in Company 3 by KSJN (the "Company 3 Acquisition")

3.3.1 Information on Company 3, Site 3a and Site 3b

The principal assets of Company 3 are Site 3a and Site 3b which were acquired by Company 3 in 2003 pursuant to a land grant contract entered into between Company 3 and the Land Bureau. Site 3a is currently occupied by 2-3 storey houses with retail shops fronting Nanjing Xi Lu. Company 3 is currently owned as to 45% by Shanghai Housing and as to 55% by SRE. As at 8 April 2004, the valuation of Sites 3a and 3b, as valued by the Valuer, amounted to US$70,700,000.

Based on the audited financial statements of Company 3, Company 3 had total assets of approximately RMB538,065,000 (equivalent to approximately US$65,007,249) and net assets of RMB20,000,000 (equivalent to approximately US$2,416,334) as at 31 December 2003. Since its incorporation, Company 3 has not carried on any business save for the property investment in Site 3a and Site 3b and has not recorded any turnover or profit/loss since then.

3.3.2 Consideration of the Company 3 Acquisition

The total consideration for the Company 3 Acquisition comprises the following:

	Transactions	Amount of consideration	Attributable amount of consideration payable by the Company/KSJN
(i)	acquisition of the entire equity interests in Company 3 by KSD, KSJN and Party A from SRE and Shanghai Housing	RMB20,000,000 (equivalent to approximately US$2,416,334)	RMB9,700,000 (equivalent to approximately US$1,171,922)
(ii)	Provision of shareholders' loans to Company 3 by KSD, KSJN and Party A for the purpose of repaying the loans owed by Company 3 to SRE and Shanghai Housing in full	RMB394,597,736 (equivalent to approximately US$47,674,004)	RMB191,379,902 (equivalent to approximately US$23,121,892)
(iii)	Site clearance and provision for public utilities for Site 3b *(Note 1)*	RMB174,184,358 (equivalent to approximately US$21,044,383) *(Note 2)*	RMB84,479,414 (equivalent to approximately US$10,206,526)
	Total:	RMB588,782,094 (equivalent to approximately US$71,134,721)	RMB285,559,316 (equivalent to approximately US$34,500,340)

Notes:

1. SRE shall be responsible for the site clearance and delivery of vacant possession and the provision of the related public utilities for Site 3b.

2. The amount includes a sum of RMB155,000,000 (equivalent to approximately US$18,726,592) being the estimated site clearance cost. In the event that the site clearance cost exceeds RMB155,000,000 (equivalent to approximately US$18,726,592), Company 3 shall be responsible for 25% of the increased clearance costs provided that Company 3's liability for such increased clearance costs shall not exceed RMB5,000,000 (equivalent to approximately US$604,084).

Based on the terms set out in the Master Agreement, the total consideration to be paid by KSJN for the Company 3 Acquisition amounts to approximately RMB285,559,316 (equivalent to approximately

US$34,500,340). The consideration was arrived at after arm's length negotiations between KSD, KSJN and the third party vendors namely, SRE and Shanghai Housing, with reference to (i) the audited net asset value of Company 3 as at 31 December 2003; (ii) the independent valuation of Site 3a and Site 3b as at 8 April 2004; (iii) the face value of the shareholders' loans owed by Company 3 to SRE and Shanghai Housing; and (iv) the cost for site clearance and provision of public utilities for Site 3b. Based on the above, we are of the opinion that the Company 3 Acquisition is on normal commercial terms, and the terms of which, including the consideration for the Company 3 Acquisition, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.4 Acquisition of 48.5% interest in Company 4 by KSJN (the "Company 4 Acquisition")

3.4.1 Information on Company 4 and Site 4

The principal assets of Company 4 are Site 4 and the Mingcheng Plaza built thereon. The Mingcheng Plaza is a 6-storey commercial building with a 2-level basement, with a GFA of approximately 8,464 sq.m. Company 4 is currently owned as to 30% by An Sheng and as to 70% by Party A. The Mingcheng Plaza is currently being leased out as offices and is subject to a mortgage in favour of CITIC Bank, Shanghai Branch, which shall be repaid and discharged by Party A (as the borrower) from proceeds of the sale and the repayment of the shareholders' loans from Company 4 to Party A upon completion of the acquisition of its equity interests in Company 4 by KSJN and KSD. According to the current proposed development plan of the Project, the Mingcheng Plaza is expected to be demolished.

As at 8 April 2004, the independent valuation of Site 4 (including the Mingcheng Plaza erected thereon), as valued by the Valuer, amounted to approximately US$16,800,000. As agreed with the current shareholders of Company 4, namely Party A and An Sheng, rents accruing to the properties erected on Site 4 under the existing leases will be receivable by the current shareholders of Company 4 until the expiry of the corresponding lease terms. Therefore, as described in the valuation report prepared by the Valuer, relevant adjustment has been made to the valuation of Site 4 to reflect such proposed arrangement.

Based on the audited financial statements of Company 4, the total assets of Company 4 amounted to approximately RMB140,584,000 (equivalent to approximately US$16,984,898), and net assets of approximately RMB32,712,000 (equivalent to approximately US$3,952,157) as at 31 December 2003.

3.4.2 Consideration of the Company 4 Acquisition

The total consideration for the Company 4 Acquisition comprises the following:

	Transactions	Amount of consideration	Attributable amount of consideration payable by the Company/KSJN
(i)	Acquisition of 50.5% and 48.5% equity interests in Company 4 by KSD and KSJN respectively from Party A and An Sheng	RMB40,971,150 (equivalent to approximately US$4,950,000)	RMB20,071,725 (equivalent to approximately US$2,425,000)
(ii)	Provision of shareholders' loans to Company 4 by KSD and KSJN for the purpose of repaying 99% of the total shareholders' loans owed by Company 4 to Party A and An Sheng	RMB97,628,850 (equivalent to approximately US$11,795,197)	RMB47,828,275 (equivalent to approximately US$5,778,455)
	Total:	RMB138,600,000 (equivalent to approximately US$16,745,197)	RMB67,900,000 (equivalent to approximately US$8,203,455)

Based on the terms set out in the Master Agreement, the total consideration to be paid by KSJN for the Company 4 Acquisition amounts to approximately RMB67,900,000 (equivalent to approximately US$8,203,455). The Directors confirmed that the consideration was arrived at after arm's length negotiations between KSD, KSJN and the third party vendors, namely Party A and An Sheng (the "Vendors") with reference to (i) the audited net asset value of Company 4 as at 31 December 2003; (ii) the independent valuation of Site 4 as at 8 April 2004; and (iii) the face value of the shareholders' loans owed by Company 4 to Party A and An Sheng. According to the Company 4 Contract, the Vendors have provided a warranty to KSJN and KSD that audited financial statements of Company 4 as at 31 March 2004 will be provided before signing the relevant share transfer agreement regarding the Company 4 Acquisition, and that the total asset value of Company 4 net of other liabilities but including the shareholders' loans owed by Company 4 to the Vendors as at 31 March 2004 will not be less than RMB140 million. The consideration of RMB138.6 million for the acquisition of the 99% equity interests in Company 4 by KSJN and KSD was determined based on the above-mentioned total asset value of Company 4.

Based on the above, we are of the opinion that the Company 4 Acquisition is on normal commercial terms and the terms of which, including the consideration for the Company 4 Acquisition, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.5 *Ongoing funding and provisions of other financial assistance to the Project by the Company*

Under the Master Agreement, the Company, KPL and Party A, shall for the purpose of funding the costs and expenses of the Project, be required to, upon the same terms, make equity contribution to, and/or provide collateral security for the benefit of and/or provide shareholders' loans (the "Shareholders' Loans") to the Joint Venture Companies or otherwise in connection with the Project in proportion to their then respective equity interests in the Joint Venture Companies and/or the Project from time to time.

Interest will be charged on the Shareholders' Loans at the prevailing rate(s) as the parties shall agree but in any event not exceeding HIBOR, LIBOR or the PBOC rate (as the case may be) plus 2% per annum. The Shareholders' Loans will not be revolving loans and will not be secured and will be repaid by the Joint Venture Companies depending on their cash flow position and subject to agreement with banks or financial institutions which have extended loans or facilities to the relevant Joint Venture Companies.

Furthermore, according to the Master Agreement, the Company and KPL may be required to provide collateral/security, in any one or more of the following forms, for the benefit of the Joint Venture Companies and/or the Project from time to time:

(i) pledge over the respective interest of KPL's or the Company's interest in the Joint Venture Companies and/or the Project;

(ii) assignment of KSJN's and KSD's shareholders' loans to the Joint Venture Companies; and/or

(iii) several corporate guarantees by the KPL Group and the Group.

As stated in the Master Agreement, the Shareholders' Loans and other future funding and financial assistance required for the development of the Project will be provided by the Company, KPL and Party A (if applicable) upon the same terms and in the same ratio as their proportionate equity interests in the Joint Venture Companies and/or the Project from time to time. Accordingly, any repayment of the Shareholders' Loans is expected to be paid on a pro-rata basis in proportion to their respective ratio of equity interests in the Joint Venture Companies and/or the Project.

4. Financial effect on the Group

As stated in the Master Agreement, the total costs for the Project (including costs for acquisition of the Sites and related costs) are estimated to be not more than US$600,000,000 and no party shall be required to commit further funding if the cost of the Project exceeds US$700,000,000. On this basis and based on the proposed ratio of the equity interests in the Joint Venture Companies, the maximum commitment of resources by the Group for the development of the Project (including the commitments which it has already made for the purposes of acquiring the Sites) shall be approximately US$339,500,000 and the amount of immediate cash requirement from the Group for completion of the Master Agreement and the Underlying Contracts shall be approximately US$15,992,241, a breakdown of which is set out below:

	US$
Proceeds from the Company 1 Disposal	(39,488,308)
Consideration for the Site 2 Acquisition	12,776,754
Total consideration for the Company 3 Acquisition (including provision of shareholders' loans by KSJN for the purpose of repaying 48.5% of the shareholders' loans owed by Company 3 to SRE and Shanghai Housing and the proportionate payment for the site clearance cost and provision of public utilities)	34,500,340
Total consideration for the Company 4 Acquisition (including provision of shareholders' loans by KSJN for the purpose of repaying 48.5% of the shareholders' loans owed by Company 4 to Party A and An Sheng)	8,203,455
Total immediate cashflow commitment	**15,992,241**

As stated in the Letter from the Board, it is currently expected that funding for KSJN's acquisition of the interest in Site 2, Company 3 and Company 4 and the on-going development of the Project will be sourced from the Group's internal cash reserves, bank borrowings by the Joint Venture Companies and estimated proceeds from the sale of residential units of the Project. The Board has indicated that the proceeds from the disposal of 50.5% equity interest in Company 1 is expected to be applied towards the Group's commitment in the Project. As the liabilities of the Joint Venture Companies, being associated companies, will not be consolidated in the financial statements of the Group, the Directors are of the view that the gearing ratio (based on the net borrowings) of the Group will not be materially affected.

However, there is no assurance that the Group may not seek external bank borrowings to finance or refinance all or part of its commitment in connection with or arising from the Project. Based on the Group's financial position immediately after the fund raising activities of the Group in February 2004 as mentioned below, in the event that all bank loans to be obtained by the Joint Venture Companies of approximately US$150.4 million are to be assumed and utilised by the Group for the development of the Project at the same time, the gearing ratio of the Group will be increased from 31.6% to 36.9%. Having considered the historical gearing position of the Group and the current working capital position of the Group, we consider such gearing ratio will still be manageable. However, since the bank loans to be obtained by the Joint Venture Companies for financing the development of the Project will not be obtained in one instance but rather on a progressive basis according to the stage of the development of the Project, it is unlikely that the Group is required to assume and utilise the bank loans of approximately US$150.4 million at the same time and the gearing ratio of the Group is not likely to be adversely affected as described above.

As at 31 December 2003, the Group recorded Shareholders' funds of US$2.62 billion and cash and bank balances of US$150.3 million. As previously announced by the Company, the Company raised a total of approximately HK$2.89 billion (equivalent to approximately US$370.5 million) from the placing of existing shares and subscription for new shares in February 2004 and the issue of convertible bonds in March 2004. As at 30 April 2004, the Group's cash and bank balances amounted to approximately US$346 million. As at 30 April 2004, the Group had undrawn banking facilities available of approximately US$505 million. The Directors confirmed that the Group has sufficient funding for the Project.

The following is the breakdown of the Group's estimated total commitment for the Project (which may be subject to further changes during the development of the Project):

	US$	US$
The Group's total financial commitment for the Project (based on 48.5% of the estimated total cost of the Project in the sum of US$600,000,000)	291,000,000	
Estimated project bank loans to be obtained by Company 1 (proportionate to the Group's 48.5% interest in the Project) *(Note 1)*	(150,400,000)	
Estimated net proceeds from sale of residential units of the Project (proportionate to the Group's 48.5% interest in the Project) *(Note 2)*	(40,700,000)	
Estimated funds required from the Group	99,900,000	99,900,000
Less: Amount already contributed through contribution of 99% equity interest in Company 1 (being the current carrying value of Company 1)		(77,100,000)
Balance of estimated direct cash contribution from the Group		22,800,000

Notes:

1. The amount of estimated project bank loans is arrived with reference to the Group's and KPL's past experience in obtaining project bank loans for their development projects in China which range between 50% to 55% of the project development costs.

2. The amount of estimated net proceeds to be generated from the sale of residential units of the Project is calculated based on the prevailing market price of similar high-end residential properties in Shanghai and the estimated total floor area of the residential units and after deducting the estimated expenses on their sales.

Out of the US$22,800,000 cash contribution required from the Group, the immediate cash requirement from the Group for completion of the Master Agreement and the Underlying Contracts is approximately US$16,000,000.

As mentioned in the annual report of the Company for the year ended 31 December 2003, the aggregate capital commitments of the Group as at 31 December 2003 amounted to approximately US$892,450,000 (which included the Group's capital commitments of US$20 million in relation to the Project). It is the intention of the Group that a significant portion of the funding commitments in relation to the Project will be met by bank borrowings of the Joint Venture Companies and proceeds from the sale of the residential units of the Project.

As the considerations for the Site 2 Acquisition, Company 3 Acquisition and Company 4 Acquisition are all determined with reference to the market value of Site 2, Site 3a, Site 3b and Site 4 respectively, and the consideration for the Company 1 Disposal is determined with reference to the market value of Site 1 and book value of the net assets of Company 1, such transactions to be entered into by the Group are not expected to generate significant profits or losses in short term. In the longer term, the impact of the Project on the Group's earnings will depend on the long-term prospect of the property market in Shanghai.

5. Completion risk

We wish to draw the attention of Shareholders that although the Company 3 Contract and the Company 4 Contract have been executed, each of the Underlying Contracts is not inter-conditional with each other. As stated in the Letter from the Board, if any of the Underlying Contracts cannot be completed, the parties shall do all that is reasonably necessary and within their power and/or control to put each party back in the same position (or as near to as possible) as if such party has not entered into the Master Agreement. However, there is no assurance that the parties to the Master Agreement and the relevant parties to the Underlying Contracts, including the Company, can be put back in the same position as if such party has not entered into the Master Agreement and as a result, the relevant cost and expenses incurred by such parties may not be recovered and the Group may be obliged to complete part but not all of the Underlying Contracts.

6. Requirements under the Listing Rules and the Independent Shareholders' approval

Under the Listing Rules, the transactions as described in paragraph 3 above are subject to disclosure and Independent Shareholders' approval requirements. The Special General Meeting is being convened for the purpose of considering and, if thought fit, approving the terms of the Relevant Transactions, notice of which is set out on pages 79 to 80 of the Circular.

RECOMMENDATION

The Group originally owned a single site which was planned to be developed into a hotel and other facilities. By joining forces with the KPL Group, the Group is able to participate in a significantly larger composite development comprising a hotel, office, residential, serviced apartment and retail podium. A composite development offers the benefits of (1) increased synergy between the buildings of the Project, thereby enhancing revenue generation; (2) diversifying the business and reducing the reliance on hotel income alone; and (3) increased flexibility in locating the various buildings to a better location to suit their needs. Pursuant to the terms of the Master Agreement, all future expenses and financial commitment in relation to the Project will be borne and incurred by the Company and KPL in proportion to their then respective equity interests in the Joint Venture Companies and/or the Project. The amounts of consideration for the sales and purchases of the various Sites have been determined by reference to their respective independent valuations. The participation in the Project requires larger financial commitment than what the Group had to commit had it maintained its interest in Site 1. However, given the strong financial position of the Group and the fact that the Group has successfully raised significant funding recently, the participation in the Project will not adversely affect the financial position of the Group.

Having taken into account the information and representations provided to us, the above principal factors as well as the reasons and the conditions on which the Independent Shareholders' approval are to be obtained, we are of the opinion that the Relevant Transactions (i) are on normal commercial terms and will be carried out in the ordinary and usual course of business of the Group on the assumption that the terms of all the Underlying Contracts to be entered into in relation to the Relevant Transactions (except Company 3 Contract and Company 4 Contract which were entered into on 13 April 2004) conform with the relevant terms as set out in the Master Agreement and all obligations to be performed by each of the parties to the Relevant Transactions will be fully performed in accordance with the terms thereof; and (ii) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the Relevant Transactions at the Special General Meeting.

Yours faithfully,
For and on behalf of
Cazenove Asia Limited
Karman Hsu
Managing Director and Head of Corporate Finance

CBRE
CB RICHARD ELLIS
世邦魏理仕

CB Richard Ellis Limited

Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T 2820 2800
F 2810 0830
香港灣仔港灣道十八號中環廣場三四零一室
電話 2820 2800 傳真 2810 0830
www.cbre.com
地產代理（公司）牌照號碼
Estate Agent's Licence (Co.) No.C-004065

31 May 2004

The Directors
Shangri-La Asia Limited
21/F., Citic Tower
1 Tim Mei Avenue
Central
Hong Kong

Dear Sirs,

Re: Property Valuation for 4 Properties in Shanghai

We refer to your instructions for us to carry out a valuation of four property interests in Shanghai, the People's Republic of China ("the PRC"). We confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinions of the open market values of the property interests as at 8 April 2004 ("the date of valuation").

Unless otherwise stated, our valuation is prepared in accordance with the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by The Hong Kong Institute of Surveyors ("HKIS"). If the Guidance Notes are silent on subjects requiring guidance, we refer to the "Appraisal and Valuation Manual" published by The Royal Institution of Chartered Surveyors ("RICS") subject to variation to meet local established law, custom, practice and market conditions.

Our valuation is made on the basis of Open Market Value, defined by the HKIS as "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, levels of value and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

We have valued the property interests by making reference to comparable sales evidences as available in the markets. Unless otherwise stated, our valuation has been made on the assumption that the owner sells the properties on the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to affect the values of the properties.

In forming our opinion of values of the properties, we have assumed that the property owners have free uninterrupted rights to use and assign the property interests for the whole of the unexpired term of land use right as granted. Unless otherwise stated, we have valued the property interest on the assumption that it is freely disposable and transferable for its existing uses to both local and overseas purchasers whether as a whole or on a strata-title basis without payment of any premium to the relevant authorities.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation that may be incurred in effecting sales. If the properties were sold at the amount of the valuation by the owner of the properties, the PRC properties will be subject to stamp duty, business tax and land value added tax. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature that could affect their values.

We have relied to a considerable extent on the information provided by the instructing party and the legal opinion ("the PRC Legal Opinion") of the PRC legal adviser, namely Fangda Partners, PRC Lawyers employed by the instructing party. We have no reason to doubt the truth and accuracy of the information provided to us by the instructing party and/or its PRC legal adviser, which is material to valuation. We were also advised by the instructing party that no material facts have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view and have no reason to suspect that material information has been withheld.

We have not seen original planning and/or development schemes and occupation consents for the properties and have assumed that they have been erected and are being occupied and used in accordance with such consents and that there are no outstanding statutory notices.

We have accepted advice given to us on matters such as tenures, planning approvals, statutory notices, site and floor areas, and all other material information supplied by the instructing party. All documents and leases have been used for reference only and all dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximate. No on-site measurements have been taken.

We have been provided with copies of documents in relation to the titles to the property interests. However, we have not scrutinised the original documents to verify ownership and encumbrances, or to ascertain any amendment which may or may not appear on the copies handed to us. All documents have been used for reference only.

We have inspected the properties to such extent as for the purpose of this valuation. In the course of our inspection, we did not notice any serious defects. However, we have not carried out any structural survey nor any tests were made on the building services for the structures erected on the subject lands. Therefore, we are not able to report whether the properties are free of rot, infestation or any other structural defects.

We have not carried out land survey to verify the site boundaries of the properties, we have not investigated the site to determine the suitability of soil conditions, the availability of services, etc. for future development. Our report is prepared on the assumption that these aspects are satisfactory. This report does not make any allowance for contamination or pollution of the lands, if any, which may have occurred as a result of past usage.

A summary of valuations and our valuation certificate are attached hereto.

Yours faithfully,
For and on behalf of ,
CB Richard Ellis Limited
Alex PW Leung
RPS(GP) MHKIS MRICS
Director
Valuation & Advisory Services

Note: Mr. Leung is a Registered Professional Surveyor (General Practice), a corporate member of Royal Institution of Chartered Surveyors and a member of the Hong Kong Institute of Surveyors. He is a Director of the Valuation & Advisory Services Department of CB Richard Ellis Ltd. and has over nine years' valuation experience in the PRC.

SUMMARY OF VALUATIONS

		Capital value in existing state as at 8 April 2004
Property owned by Shangri-La Asia Limited		
1.	Lot No. 1238, Yanan Zhong Lu, Jingan District, Shanghai, The People's Republic of China	US$78,000,000
Properties to be acquired		
2.	Lot No. 1288, Yanan Zhong Lu, Jingan District, Shanghai, The People's Republic of China	US$26,200,000
3.	Changde Lu 104-126 Nong and Nos. 50-134 Anyi Lu and Lot No. 1537 (Nos. 1519-1553) Nanjing Xi Lu, Jingan District, Shanghai, The People's Republic of China	US$70,700,000
4.	Mingcheng Plaza, Lot No. 1565 Nanjing Xi Lu, Jingan District, Shanghai, The People's Republic of China	US$16,800,000
	TOTAL:	**US$191,700,000**

VALUATION CERTIFICATE

Property owned by Shangri-La Asia Limited

	Property	Description and tenure	Details of occupancy	Capital Value in existing state as at 8 April 2004
1.	Lot No. 1238, Yanan Zhong Lu, Jingan District, Shanghai, The People's Republic of China	The property comprises a piece of roughly rectangular shaped land with frontages onto Yanan Zhong Lu, Tongren Lu and Anyi Lu. The site area of the land is approximately 15,157 square metres. The land use rights have been granted for a term of 50 years from 11 May 1994 to 10 May 2044, subject to Note 1(iv) below, for composite (commercial/ residential/office) uses.	The land is presently vacant.	US$78,000,000

Notes:

1. The significant points of the PRC Legal Opinion are summarized as follows:

   (i) Shanghai Ji Xiang Properties Co., Ltd. ("Company 1") is an equity joint venture with registered capital of US$76 million and held by Jingan District Property Development and Management Company ("JPD") with 1% share and Kerry Shanghai (Jingan Nanli) Ltd ("KSJN") with 99% share. Company 1 has an operation period of 50 years and is entitled to carry out the businesses as permitted by its business licence issued in 2001.

   (ii) By virtue of the State-owned Land Use Rights Contract No. (1994) 11 dated 4 March 1994, Supplementary State-owned Land Use Rights Contract No. (1998) 99 dated 9 October 1998, real estate ownership certificate Hufangdishizi (1996) No. 100076 dated 10 July 1996, receipts of land premium, and the demolition, resettlements and urban utilities expenses, Company 1 has acquired the land use rights of the property at a land premium of US$11,458,692 and the demolition and urban utilities expenses were US$64,932,588. By virtue of an agreement entered into in May 1996 between the Jingan District Government, JPD and KSJN, Company 1 obtained a compensation of US$247,089 resulting from the delay of the completion of demolition of the property by the Jingan District Government.

   (iii) According to the State-owned Land Use Rights Certificate and the State-owned Land Use Rights Contract, the site area of the property is 15,157 square metres The land use term is 11 May 1994 to 10 May 2044 for composite (commercial/office/hotel/residential) uses. The residential portion is restricted to not more than 25%. The maximum permitted plot ratio and gross floor area are 7 and 106,099 square metres respectively.

   (iv) According to the State-owned Land Use Rights Contract, development on the subject land should be completed before 31 December 1999. However, according to the Supplementary State-owned Land Use Rights Contract, Land Administration Bureau of Shanghai (now known as Shanghai Municipal Housing, Land and Resources Administration Bureau) has approved the subject land used as a temporary greenbelt. If the land has been used as a temporary greenbelt for more than 3 years, the land term will be counted from the termination of such temporary use.

   (v) According to a State-owned Land Use Rights Contract, the land is transferable upon completion of 60% construction works thereon.

2. With regard to the PRC Legal Opinion, we have prepared our valuation on the following assumptions:

   (i) All land premiums, demolition, resettlement and urban utilities costs of the property had all been settled in full, and

   (ii) Company 1 is in possession of a proper legal title to the property interests and is entitled to transfer the residual term of the land use rights freely to both local and overseas purchasers at no additional land premium and other onerous payment payable to the government authorities or other parties.

VALUATION CERTIFICATE

Properties to be acquired

	Property	Description and tenure	Details of occupancy	Capital value in existing state as at 8 April 2004
2.	Lot No. 1288, Yanan Zhong Lu, Jingan District, Shanghai, The People's Republic of China	The property comprises a piece of roughly trapezium shaped land with frontages onto Yanan Zhong Lu, Changde Lu and Anyi Lu. The site area of the land is approximately 13,693 square metres. The land use rights have been granted for a term of 70 years for residential use.	The land is presently vacant.	US$26,200,000

Notes:

1. The significant points of the PRC Legal Opinion are summarized as follows:

   (i) According to the State-owned Land Use Rights Contract No. (2002) 31 dated 6 February 2002, Shanghai Municipal Housing, Land and Resources Administration Bureau has assigned the land use rights of the property to Kerry Shanghai Development Ltd. ("KSD") with 99% share, Shanghai Jingan District Land Development Holding Corporation ("Party A") with 1% share.

   (ii) According to various receipts, Party A and KSD have paid the land premium in the sum of RMB12,666,025 and the demolition, resettlements and urban utilities expenses in the sum of RMB168,321,471 as stated in the relevant contracts.

   (iii) According to the State-owned Land Use Rights Contract and the State-owned Land Use Right certificate, the site area of the subject land is 13,693 square metres of which 1,598 square metres will be devoted for public open space use. The land use term is 70 years for residential use. The maximum permitted plot ratio and gross floor area are 35,000 square metres per hectare and 42,332.5 square metres respectively. Development on the subject land has to be completed before 30 June 2007.

   (iv) According to the Supplementary State-owned Land Use Rights Contract dated 6 February 2002, the Jingan District Government will assist Party A and KSD to acquire a bonus permitted gross floor area of 2,397 square metres as a portion of site will be used as public open space. If Party A and KSD fail to acquire such bonus floor area, the Jingan District Government will bear and refund to Party A and KSD portion of resettlement costs and urban infra-structural fees at rate of US$489 per square metre. If more bonus gross floor area is granted, Party A and KSD will need to pay additional land premium, demolition, resettlement and urban utilities costs at US$236 per square metre. The total maximum gross floor area is 44,730 square metres including the bonus floor area.

   (v) According to the State-owned Land Use Rights Contract, which follows the laws of the PRC, the subject land is transferable when more than 25% of the development cost has been invested.

   (vi) Upon land premium and demolition, resettlement and urban utilities have been paid, Land Use Rights Certificate will be issued within 30 days after an application to the Land Resources Administration Bureau of Shanghai. However, as a project company has not been formed yet, the certificate has not been applied.

2. With regard to the PRC Legal Opinion, we have prepared our valuation on the following assumptions:

   (i) All land premiums and resettlement costs of the property had all been settled in full, and

   (ii) Party A and KSD together are in possession of a proper legal title to the property interests and is entitled to transfer the residual term of the land use rights freely to both local and overseas purchasers at no additional land premium and other onerous payment payable to the government authorities or other parties.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital Value in existing state as at 8 April 2004
3.	Changde Lu 104-126 Nong and Nos. 50-134 Anyi Lu ("Cihou Xili Site") and Lot No. 1537 (Nos. 1519-1553) Nanjing Xi Lu ("Jincheng Site"), Jingan District, Shanghai, The People's Republic of China	The property comprises two adjoining plots. The combined lot has frontages onto Nanjing Xi Lu, Changde Lu and Anyi Lu. The total site area of the lands is approximately 15,155 square metres. The land use rights have been granted for a term of 50 years from the issuance of Land Use Rights Certificate for composite uses.	The land is presently erected some low-rise structures.	US$70,700,000

Notes:

1. The significant points of the PRC Legal Opinion are summarized as follows:

   (i) According to the State-owned Land Use Rights Contract No. (2003) 60 dated 14 May 2003, Shanghai Municipal Housing, Land and Resources Administration Bureau has assigned the land use rights of the property to Shanghai Jin Ci Hou Properties Company Limited ("Company 3"). Company 3 is held by Shanghai Real Estate (Group) Company Limited with 55% share and Shanghai Housing and Land (Group) Corporation with 45% share. Company 3 has paid the land premium (in the sum of RMB35,270,813) of the lands according to Land Grant Premium Receipt No. (2002) 004185 dated 10 July 2003.

   (ii) According to the relevant State-owned Land Use Rights Contract, the total site area of the two lands is 15,155 square metres. The land use term is 50 years. The maximum permitted plot ratios are 65,200 square metres per hectare and 51,900 square metres per hectare for Cihou Xili Site and Jincheng Site, respectively. The total maximum gross floor area is 90,695 square metres. Development on the subject land has to be completed before 16 December 2007.

   (iii) According to the relevant State-owned Land Use Rights Contract, which follows the laws of the PRC, the property is transferable when more than 25% of the development cost has been invested.

   (iv) According to the relevant State-owned Land Use Rights Contract, after the payment of the land premium, the land use rights of the property can be registered in the Real Estate Registry of Shanghai and the Land Use Rights Certificate will then be issued.

2. With regard to the PRC Legal Opinion, we have prepared our valuation on the following assumptions:

   (i) All land premiums, demolition, resettlement and urban utilities costs of the property had all been settled in full, and

   (ii) The land owner, Company 3, is in possession of a proper legal title to the property interests and is entitled to transfer the residual term of the land use rights freely to both local and overseas purchasers at no additional land premium and other onerous payment payable to the government authorities or other parties.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital Value in existing state as at 8 April 2004
4.	Mingcheng Plaza, Lot No. 1565 Nanjing Xi Lu, Jingan District, Shanghai, The People's Republic of China	The property comprises a 6-storey commercial building (plus 2-level basement) completed in 2000. The building is erected on a corner site with main frontage onto Changde Lu and a return frontage onto Nanjing Xi Lu. The site area of the lands is approximately 1,991 square metres. The gross floor area of the building is 8,464.31 square metres (including 1,762.50 square metres in basements). The land use rights of the property have been granted for a term of 50 years from 9 March 1995 to 8 March 2045 for office uses.	The ground floor of the building is occupied by a bank whereas the upper floors are occupied for office uses. As at 31 March 2004, some 5,693.47 square metres of the building had been leased to various tenants for terms of 1 to 5 years with the latest lease expiry date on 7 May 2007. The monthly rent was approximately US$87,748.56 exclusive of management fee.	US$16,800,000 *(see note 2)*

Notes:

1. The significant points of the PRC Legal Opinion are summarized as follows:

   (i) According to the State-owned Land Use Rights Contract No. (1994) 193 dated 31 December 1994, Supplementary State-owned Land Use Rights Contract No. (2001) 88 dated 30 November 2001, various permits and Real Estate Ownership Certificate Hufangdishizi No. (2002) 001164, Shanghai Ming Cheng Real Estate Development Co., Ltd. ("Company 4") has acquired the land use rights of the property for office use. Company 4 is held by An Sheng International Investment Limited with 30% share and Shanghai Jingan District Land Development Holding Company Limited ("Party A") with 70% share.

   (ii) According to the State-owned Land Use Rights Contract and the Supplementary Contract, the site area of the subject land is 1,991 square metres. The land use term is from 9 March 1995 to 8 March 2045. The maximum permitted plot ratio is 31,000 square metres per hectare whereas the maximum permitted gross floor area (above ground level) is 6,400.23 square metres.

   (iii) The property is subject to a mortgage in favour of CITIC Bank, Shanghai Branch for a loan with Party A as the borrower for a period from 10 December 2003 to 10 December 2004.

2. According to the intention of the property owner and a prospective buyer of the property, after a proposed transaction which is under negotiation, the rents of the existing leases will be receivable by the current owner until the expiry the corresponding lease terms. In our valuation, we have allowed the reduction in property value due to such arrangement.

3. With regard to the PRC Legal Opinion, we have prepared our valuation on the following assumptions:

   (i) All land premiums, demolition, resettlement and urban utilities costs of the property had all been settled in full, and

   (ii) The land owner, Company 4, is in possession of a proper legal title to the property interests and is entitled to transfer the residual term of the land use rights freely to both local and overseas purchasers at no additional land premium and other onerous payment payable to the government authorities or other parties.

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading in any material respect;

(b) there are no other matters the omission of which would make any statement in this circular misleading in any material respect; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors of the Company in the shares, underlying shares and debentures of the Company or any of its Associated Corporations as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Long positions in shares of the Company and Associated Corporations

			Number of shares held					Percentage of total issued share capital of the relevant company as at the Latest Practicable Date
Name of company	Name of Director	Class of shares	Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
The Company	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	–	297,410 *(Note 2)*	–	300,866	0.01%
	Mr Giovanni ANGELINI	Ordinary	100,000	–	–	–	100,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	–	–	343,390	0.01%
	Mr HO Kian Guan	Ordinary	167,475	–	66,907,292 *(Note 4)*	–	67,074,767	2.84%
	Mr HO Kian Cheong (Alternate to Mr HO Kian Guan)	Ordinary	24,515	–	66,907,292 *(Note 4)*	–	66,931,807	2.83%

Name of company	Name of Director	Class of shares	Number of shares held: Personal interests (Note 1)	Family interests	Corporate interests	Other interests	Total	Percentage of total issued share capital of the relevant company as at the Latest Practicable Date
Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 (Note 5)	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares are held by the relevant Directors as beneficial owners.

2. These shares represent the interest of a controlled corporation.

3. These shares are held by the spouse of the relevant Director.

4. These shares are held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Cheong.

5. These shares are held through a company which is owned as to 50% by Madam KUOK Oon Kwong.

Long positions in underlying shares of the Company and Associated Corporations

As at the Latest Practicable Date, details of share options granted to the Directors of the Company under the Executive Option Scheme and the New Option Scheme were as follows:

Executive Option Scheme

Name of Director	Date of grant	No. of option shares held	Exercise price per option share *HK$*	Exercisable period
Mr YE Longfei	1 May 1998	96,760	8.26	1 May 1999 – 30 April 2008
	1 May 1998	96,760	8.26	1 May 2000 – 30 April 2008
	1 May 1998	96,760	8.26	1 May 2001 – 30 April 2008
	15 January 2000	193,822	8.82	15 January 2001 – 14 January 2010
	15 January 2000	193,822	8.82	15 January 2002 – 14 January 2010
	15 January 2001	339,606	8.18	15 January 2002 – 14 January 2011
	15 January 2001	339,606	8.18	15 January 2003 – 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	145,141	8.26	1 May 1999 – 30 April 2008
	1 May 1998	145,141	8.26	1 May 2000 – 30 April 2008
	1 May 1998	145,139	8.26	1 May 2001 – 30 April 2008
	15 January 2000	266,505	8.82	15 January 2001 – 14 January 2010
	15 January 2000	266,505	8.82	15 January 2002 – 14 January 2010
	15 January 2001	145,545	8.18	15 January 2002 – 14 January 2011
	15 January 2001	145,545	8.18	15 January 2003 – 14 January 2011

New Option Scheme

Name of Director	Date of grant	No. of option shares held	Exercise price per option share *HK$*	Exercisable period
Mr YE Longfei	29 May 2002	500,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	500,000	6.81	29 May 2004 – 28 May 2012
Mr Giovanni ANGELINI	29 May 2002	600,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	600,000	6.81	29 May 2004 – 28 May 2012
Mr LUI Man Shing	29 May 2002	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	150,000	6.81	29 May 2004 – 28 May 2012
Mr NG Si Fong, Alan	29 May 2002	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	60,000	6.81	29 May 2004 – 28 May 2012
Madam KUOK Oon Kwong	29 May 2002	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	150,000	6.81	29 May 2004 – 28 May 2012
Mr HO Kian Guan	29 May 2002	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	75,000	6.81	29 May 2004 – 28 May 2012
Mr LEE Yong Sun	29 May 2002	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	75,000	6.81	29 May 2004 – 28 May 2012
Mr Alexander Reid HAMILTON	29 May 2002	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	75,000	6.81	29 May 2004 – 28 May 2012

Note: At the special general meeting of the Company held on 24 May 2002, the Shareholders approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

3. SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

So far as is known to any Director of the Company, as at the Latest Practicable Date, persons (other than the Directors of the Company) who had interests or short positions in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO, were as follows:

Long positions in Shares of the Company

Name	Capacity in which Shares are held	Number of Shares held	Percentage of total issued share capital of the Company as at the Latest Practicable Date
Substantial shareholders			
Kerry Group Limited ("KGL") *(Note 1)*	Interest of controlled corporations	1,069,240,245	45.21%
Kerry Holdings Limited ("KHL") *(Notes 1, 2 and 3)*	Interest of controlled corporations	1,069,240,245	45.21%
Caninco Investments Limited ("Caninco") *(Notes 1, 3 and 4)*	Beneficial owner Interest of a controlled corporation	474,476,627 95,336,396	24.09%
Darmex Holdings Limited ("Darmex") *(Notes 1, 3 and 4)*	Beneficial owner	236,833,106	10.01%

Name	Capacity in which Shares are held	Number of Shares held	Percentage of total issued share capital of the Company as at the Latest Practicable Date
Persons other than substantial shareholders			
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	7.03%
Cress Limited ("Cress") *(Note 5)*	Beneficial owner	166,284,498	7.03%
Templeton Global Advisors Ltd.	Investment manager	130,700,733	5.53%

Notes:

1. KGL, KHL, Caninco and Darmex are members of the Kuok Group. KHL is wholly-owned by KGL, KGL is a company incorporated in the Cook Islands and whose shareholders comprise Mr Kuok Hock Nien and his relatives, other members of the Kuok family in Hong Kong and elsewhere, executives and employees (past and present) of the Kuok Group of companies, related trusts of some or all of the aforesaid and/or companies owned or controlled by any of them, and charitable foundations established by the Kuok family. Mr Kuok Hock Nien, his relatives, related trusts and companies owned or controlled by any of them collectively control 30% or more of KGL. There are no other shareholders of KGL who hold 30% or more of the shares in KGL. The directors of KGL are Messrs Kuok Hock Nien, Kuok Khoon Chen, Kuok Khoon Ean, Kuok Khoon Ho and Lee Yong Sun.

2. Out of KHL's interest in 1,069,240,245 Shares, 1,042,584,048 Shares were held through its wholly-owned subsidiaries, 13,461,142 Shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 13,195,055 Shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

3. These companies are wholly-owned subsidiaries of KGL, and their interests in the Shares of the Company are included in the interests held by KGL.

4. These companies are wholly-owned subsidiaries of KHL, and their interests in the Shares of the Company are included in the interests held by KHL.

5. Cress is a wholly-owned subsidiary of Temasek, and its interest in the Shares of the Company is included in the interest held by Temasek.

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified of any interests and short positions, and is not aware of any other person who had an interest or short position, in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

4. DIRECTORS' INTEREST IN CONTRACTS

(a) As at the Latest Practicable Date, save as disclosed in this circular, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) Since the date to which the latest published audited financial statements of the Group were made up, save as disclosed in this circular, none of the Directors, Cazenove, Fangda Partners nor the Valuer has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

6. COMPETING INTERESTS

Pursuant to Rule 14.64(8) and Rule 8.10 of the Listing Rules, as at the Latest Practicable Date, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a non-executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Stock Exchange.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- The serviced apartment business is an ancillary part of SHL's hotel business;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM Group's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive Director of Allgreen.

(ii) Messrs HO Kian Guan and HO Kian Cheong are substantial shareholders and Directors of the companies which own the River View Hotel Singapore and Holiday Inn Riverside Wuhan. While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- The target customers are different; and/or

- The Group's hotel business is effectively marketed on the strength of the SLIM Group's renowned and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board of Directors of the Company is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

7. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Bye-Law 70 of the Bye-Laws of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

8. EXPERTS

The following are the qualifications of the experts who have given an opinion or advice which are contained in this circular:

Name	Qualification
Cazenove Asia Limited	a licensed corporation to carry out types 1, 4, 6 and 9 regulated activities under the SFO
CB Richard Ellis Limited	Professional property surveyors and valuers
Fangda Partners	legal advisers on PRC laws

Each of the experts has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

9. CONSENTS

By their respective letters all dated 31 May 2004, each of Cazenove, CB Richard Ellis Limited and Fangda Partners has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or reports and references to its name and letter or reports in the form and context in which it appears.

10. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claim of material importance and, so far as the Directors are aware, no litigation or arbitration or claim of material importance is pending or threatened by or against any member of the Group.

11. NO MATERIAL ADVERSE CHANGE

Since the date to which the latest published audited accounts of the Company have been made up, there has been no material adverse change in the financial or trading position of the Group.

12. MISCELLANEOUS

(a) The Qualified Accountant of the Company is Mr Leung Wai Ki, an Associate of the Hong Kong Society of Accountants and a Fellow of The Association of Chartered Certified Accountants.

(b) The Secretary of the Company is Ms Ko Sau Lai, an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(c) The Company's Hong Kong branch share registrars is Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including 14 June 2004:

(a) the Master Agreement;

(b) the Company 3 Contract;

(c) the Company 4 Contract;

(d) the letter from the Independent Board Committee dated 31 May 2004 as set out on pages 38 to 39 of this circular;

(e) the letter of advice from Cazenove dated 31 May 2004 for the purpose of incorporation in the circular, the text of which is set out on pages 40 to 61 of this circular;

(f) the letter and valuation certificates from the Valuer dated 31 May 2004 for the purpose of incorporation in the circular, the text of which is set out on pages 62 to 69 of this circular;

(g) the written consents of the experts referred to in this Appendix; and

(h) the PRC legal opinion referred to in the valuation report.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 29 June 2004 at 10:00 a.m. for the following purposes:

1. To consider, and if thought fit, pass with or without modification the following resolution as an **ORDINARY RESOLUTION**:

   "THAT

   1. the Relevant Transactions contemplated under the Master Agreement, a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification, be and are hereby approved; and

   2. the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Master Agreement and the Relevant Transactions contemplated under the Master Agreement."

   For the purpose of this resolution, the terms "Master Agreement" and "Relevant Transactions" shall have the same definitions as defined in the circular to shareholders of the Company dated 31 May 2004.

By order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 31 May 2004

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

* *for identification purpose only*

Notes:

(1) Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

(3) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(4) The Registers of Members of the Company will be closed from 25 June 2004 to 29 June 2004, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the meeting, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on 24 June 2004.

(5) Shareholders are advised to read the circular to shareholders of the Company dated 31 May 2004 which contains information concerning the resolution to be proposed at the special general meeting.

(6) Kerry Holdings Limited and the following Directors of the Company, Messrs Kuok Khoon Loong, Edward, Ye Longfei, Lee Yong Sun and Lui Man Shing, and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules")) will abstain from voting on the Ordinary Resolution No. 1 set out above.

(7) Any connected person (as defined in the Listing Rules) with a material interest in the Relevant Transactions shall abstain from voting in respect of that Ordinary Resolution No. 1 set out above.

(8) All shareholders and their respective associates (as defined in the Listing Rules) with a material interest in the Relevant Transactions shall abstain from voting in respect of Ordinary Resolution No. 1 set out above.

(9) Ordinary Resolution No.1 shall be decided by way of a poll.

(10) Pursuant to the Bye-Law 70 of the Bye-Laws of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

    (i) by the Chairman of the meeting; or

    (ii) by at least three shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

    (iii) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

    (iv) by any shareholder or shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.